Banco Santander Chile

Management Commentary
As of September 30, 2022


Santander
work café
Santander

Contents



Important information 2
Section 1: Key information 3
Summary of results 3
Key financial information 3
Key indicators (non-accounting financial information) 4
Section 2: Overview of the Bank 5
Competitive position 5
Operating environment 5
Constitutional convention 7
Tax reform 7
Fintech Law 7
Regulation and supervision 7
Section 3: Segment information 8
Section 4: Balance sheet and results 14
Balance sheet 14
Results 17
Section 5: Guidance 27
Section 6: Risks 28
Section 7: Credit risk ratings 41
Section 8: Share performance 42
Annex 1: Strategy and Responsible Banking 43
Our strategy 43
Responsible Banking 45
Strategic pillars 48
Latest events and material facts 54
Annex 2: Balance sheet 58
Annex 3: Income Statement YTD 59
Annex 4: Quarterly results 60
Annex 5: Quarterly evolution of main ratios and other information 61

Important information

Banco Santander Chile cautions that this document contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this document is not audited and is presented according to accounting rules and instructions as issued by the Financial Markets Commission for banks in Chile which e similar to IFRS, but there are some differences. Please refer to our 2021 20-F filed with the SEC for an explanation of the main differences between accounting rules and instructions as issued by the Financial Markets Commission and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles in Chile. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

This document is a translation of the document in Spanish that was approved for disclosure by the Bank's Audit Committee on October 24, 2022.

Section 1: Key information

Summary of results

Net income attributable to shareholders up 29.3% YoY in 9M22, with ROAE of 25.9%

Net income attributable to shareholders in 9M22 increased 29.3% YoY, totaling Ch$707 billion (Ch$3.75 per share and US$1.55 per ADR) with the Bank's ROAE in 9M22 reaching 25.9%. In 3Q22, net income totaled Ch$185 billion (Ch$ 0.98 per share and US$ 0.41 per ADR), increasing 5.2% compared to 3Q21.

The net contribution from the Bank's business results were especially strong in the quarter. These results exclude, among other items, the impact of inflation on results. The net contribution of our Retail Banking unit increased 9.8% YoY with total revenues increasing 11.3% YoY. The Net contribution from the Middle Market segment increased 29.2% YoY, with an increase in total revenues of 19.8%. Finally, the net contribution from our Corporate and Investment banking unit grew 43.7% YoY, driven by a 43.7% rise in total revenues.

Key financial information

Balance Sheet (Ch$mn)	Sep-22	Dec-21	% Variation
Total assets	75,038,033	63,635,077	17.9%
Total gross loans[1]	38,924,022	36,628,704	6.3%
Demand deposits	14,512,729	17,900,938	(18.9%)
Time deposits	13,776,219	10,131,055	36.0%
Total shareholders' equity	3,862,433	3,634,917	6.3%

Income Statement (YTD)	Sep-22	Sep-21	% Variation
Net income from interest and readjustment	1,321,407	1,294,645	2.1%
Net fee and commission income	298,960	253,536	17.9%
Net financial results	160,731	94,200	70.6%
Total operating income[2]	1,794,293	1,645,676	9.0%
Operating expenses[3]	(725,110)	(676,289)	7.2%
Net operating income before credit loss expenses	1,069,183	969,387	10.3%
Credit loss expenses	(253,444)	(262,206)	(3.3%)
Net operating income before income tax	815,739	707,181	15.4%
Income attributable to shareholders	706,849	546,565	29.3%

1. Loans (including interbank loans) at amortized cost and loans at fair value through other comprehensive income.
2. Total operating income: Net income from interest and readjustments + net fee income + net financial results+ income from investments in associates and other companies+ results from non-current assets and non-continued operations+ other operating income
3. Operating expenses: Personnel expenses + administration expenses+ depreciation and amortization+ impairment of non-financial assets + other operating expenses.

Key indicators (non-accounting financial information)

Profitability and efficiency	Sep-22	Sep-21	Variation bp
Net interest margin (NIM) [1]	3.7%	4.1%	(36)
Efficiency ratio[2]	40.4%	41.1%	(68)
Return on avg. equity[3]	25.9%	21.1%	484
Return on avg. assets[4]	1.4%	1.2%	18
Return on RWA[5]	2.5%	2.1%	36

Asset quality ratios (%)	Sep-22	Sep-21	Variation bp
NPL ratio[6]	1.7%	1.2%	46
Coverage of NPLs ratio [7]	199.6%	259.4%	(5.976)
Cost of credit[8]	0.9%	1.0%	(11)

Capital indicators	Sep-22	Dec-21	Variation
Risk-weighted assets	39,153,192	37,936,332	3.2%
Core capital ratio[9]	10.1%	9.2%	93
Tier I ratio[10]	2.7%	2.6%	16
Tier II ratio[11]	4.0%	3.5%	50
BIS ratio[12]	16.8%	15.2%	158

Clients and service channels	Sep-22	Sep-21	Variation %
Total clients	4,024,633	4,015,157	0.2%
Active clients	2,174,951	1,982,620	9.7%
Current account holders (including Superdigital)	2,489,632	2,004,722	24.2%
Loyal clients[13]	847,115	807,208	4.9%
Digital clients[14]	1,994,206	1,933,581	3.1%
Branches	306	339	(9.7%)
Employees	9,417	10,018	(6.0%)

Market capitalization (YTD)	Sep-22	Sep-21	Variation %
Net income per share (Ch$)	3.75	2.90	29.3%
Net income per ADR (US$)	1.55	1.43	8.3%
Stock price (Ch$/per share)	33.82	40.63	(16.8%)
ADR price (US$ per share)	14.01	19.77	(29.1%)
Market capitalization (US$mn)	6,789	9,224	(26.4%)
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. NIM = Annualized net income from interest and readjustments divided by interest generating assets.
2. Efficiency ratio: Operating expenses including impairment and other operating expenses divided by Operating income.
3. Accumulated Shareholders' net income annualized, divided by annual average shareholders' equity.
4. Accumulated Shareholders' net income annualized, divided by annual average assets.
5. Accumulated Shareholders' net income annualized, divided by risk-weighted assets.
6. Capital + future interest of all loans 90 days or more overdue divided by total loans.
7. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue. Includes additional provisions. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, the Ch$24,000 million established in 1Q21, the Ch$18,000 million established in 2Q21, Ch$30,000 million established in 3Q21, Ch$ 60,000 million established in 4Q21.
8. Provision expense annualized divided by average loans.
9. Core capital divided by risk-weighted assets, according to BIS III definitions by the FMC.
10. Tier 1 capital by risk-weighted assets, according to BIS III definitions by the FMC.
11. Tier 2 capital by risk-weighted assets, according to BIS III definitions by the FMC.
12. Regulatory capital divided by risk-weighted assets, according to BIS III definitions by the FMC.
13. Individual clients that have 4 products or more with a minimum level of profitability and minimum usage. Companies with a minimum profitability and usage.
14. Clients that use our digital clients at least once a month.

Section 2: Overview of the Bank

Competitive position

We are the largest bank in the Chilean market in terms of loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks aboard). Santander Chile provides a wide range of commercial and retail banking services to its customers, including commercial, consumer and mortgage loans as well as current accounts, time deposits, savings accounts and other transactional products. In addition to its traditional banking operations, it offers financial services, including leasing, factoring, foreign trade services, financial advisory services, acquiring, and brokerage of mutual funds, securities, and insurance.

Market share[1]	Santander	Ranking among Peers
Total loans	17.3%	1
Commercial loans	15.0%	2
Mortgage loans	21.0%	1
Consumer loans	19.1%	1
Demand deposits	18.9%	1
Time deposits	14.1%	3
Current accounts (#)	29.9%	1
Credit card purchases ($)	23.4%	1
Branches (#)	18.8%	2
Employees (#)	16.3%	3
Indicators		
Efficiency ratio	39.7%	2
ROAE	27.3%	2
ROAA	1.5%	2

1. Source: FMC, as of August2022, current accounts as of July 2022 and credit card purchases are the last twelve months up to July 2022.

As of September 30, 2022, we had total assets of Ch$ 75,038,033 million (U.S.$ 77,416 million), outstanding loans (including interbank loans) at amortized cost, net of allowances for loan losses of Ch$38,849,497 million (U.S.$ 40,081 million), total deposits of Ch$28,288,948 million (U.S.$ 29,186 million) and shareholders' equity of Ch$3,862,433 million (U.S.$ 3,985 million). The BIS capital ratio as of September 30, 2022 was 16.8%, with a core capital ratio of 10.1%.

Banco Santander Chile is one of the companies with the highest risk classifications in Latin America with an A2 rating from Moody's, A- from Standard and Poor's, A+ from Japan Credit Rating Agency, AA- from HR Ratings and A from KBRA. All our ratings as of the date of this report have a Stable Outlook. As of September 30, 2022, we employed 9,417 people. We have a leading presence in all the major business segments in Chile, and a large distribution network with national coverage spanning across all the country. We offer unique transaction capabilities to clients through our 306 branches and digital platforms. Our headquarters are in Santiago and we operate in every major region of Chile.
For more information on the constitution of our business please see Section 2 of our Management Commentary for 1Q22.

Operating environment

All of our operations and substantially all of our customers are located in Chile. Consequently, our financial condition and the results of our operations are substantially dependent on the economic conditions prevailing in Chile.

This third quarter, GDP expectations for 2022 have been adjusted upwards from last quarter, expecting 2.25% growth for 2022. This is because activity levels are slowing more gradually than anticipated, but we continue to expect a contraction in activity for the end of this year and 2023. Therefore, GDP expectations for 2023 have been adjusted downwards from the previous quarter to -1.2%.

The employment figures for the June-August quarter show practically zero job creation and the employment rate remains well below pre-pandemic levels. Labor participation remains low, so the unemployment rate has remained

somewhat below 8%. A contained labor offer and a contracting labor demand, suggests that job creation from now on will be very limited.



CPI (12 months)
14
12
10
8
6
4
2
0
Dec/19
Mar/20
Jun/20
Sep/20
Dec/20
Mar/21
Jun/21
Sep/21
Dec/21
Mar/22
Jun/22
Sep/22

Inflationary pressures remain elevated, although there are incipient signs of moderation. The CPI for September was in line with estimates and the 12 month index fell to 13.7%, the first decrease since the beginning of 2021. In recent weeks there have been new shocks that will cause inflation to fall more slowly than expected (fuel prices and exchange rate depreciation). In this way, the inflation estimates for 2022 would close between 12.5% and 13%.

The Central Bank ended its foreign exchange intervention program at the end of September, ceasing to operate in the spot market. However, the Council announced that it would continue with the renewal of the stock of term sales of dollars until January 2023. Going forward, the local currency could face further depreciation due to two main factors: the strengthening of the global dollar and the economic slowdown in China imposes a limit on the evolution of the price of copper. Secondly, the withdrawal of monetary stimulus in the US continues to be aggressive, and even as local rates have continued to rise, the rate differential has tended to moderate.



MPR
15
10
5
0
Jan/21
Mar/21
May/21
Jul/21
Sep/21
Nov/21
Jan/22
Mar/22
May/22
Jul/22
Sep/22

The Central Bank continued to tighten monetary policy because of the high inflation and economic activity that has not weakened as expected. The monetary policy rate (MPR) began an upward trend that placed it at 4% in December 2021 and now stands at 11.25%, with the last increase of 50bp on October 12, 2022. The Central Bank gave a clear signal of bias neutrality, mentioning that this would be its last hike in the monetary policy tightening cycle. At the same time the government has enforced fiscal discipline with a fiscal surplus of 1.6% expected for this year. The high monetary policy, lower growth and fiscal austerity should bring down inflation and rates in 2023.

Summary of economic estimates:

	2020	2021	2022 (E)	2023 (E)
National accounts				
GDP (real var. % YoY)	-6.0%	11.7%	2.25%	-1.2%
Internal demand (real var. % YoY)	-9.3%	21.6%	2.5%	-3.4%
Total consumption (real var. % YoY)	-7.2%	18.2%	2.8%	-3.1%
Private consumption (real var. % YoY)	-8.0%	20.3%	2.3%	-4.4%
Public consumption (real var. % YoY)	-4.0%	10.3%	4.9%	2.0%
Gross fixed capital formation. (Real var. % YoY)	-9.3%	17.6%	-1.9%	-4.4%
Exports (real var. % YoY)	-1.1%	-1.5%	0.9%	1.3%
Imports (real var. % YoY	-12.7%	31.3%	1.9%	-6.2%
Currency and Exchange Market				
CPI Inflation	3.0%	7.2%	12.7%	6.2%
UF Inflation	2.7%	6.6%	13.3%	6.3%
CLP/US$ exchange rate (year's exercise)	711	852	950	960
Monetary policy rate (year's exercise, %)	0.5%	4.0%	11.25%	7.0%
Fiscal policy				
Public expenditure (real var. % YoY)	11.0%	31.6%	-24.0%	4.2%
Central Government balance (% GDP)	-7.3%	-7.3%	1.6%	-2.7%

(E) Banco Santander Chile Estimates

Constitutional convention

Internal political uncertainty remains high, although it has tended to decrease after the results of the referendum in September, with a clear victory for rejection. The Government and Congress have begun the construction of a new political agreement to restart the constituent process. This process should have an election for a new convention in April 2023 and an exit plebiscite in late 2023.

Tax reform

Chilean Finance Ministry presented a tax reform proposal which will be discussed in four legislative initiatives: (i) Restructure income tax system: introduce a semi-dual system for corporate income tax to further de-coupling the taxation of companies from the taxation of shareholders; increase the tax rates for higher income individuals; introduce a new wealth tax and a new capital income regime (ii) Reducing tax exemptions: elimination of loopholes that facilitates tax avoidance and strength ability to combat tax evasion; (iii) Mining royalty: a two-component tax considering a basic ad-valorem tax and profitability tax with higher sliding-scale rates for copper producers; and (iv) Corrective taxes: to foster ESG programs and regional development. The first three proposals were presented to Congress in July, and the last in 4Q2022.
The government expects to collect US$12bn (4.1% of GDP) with this reform to fund social expenditure. The proposal has raised several criticism and doubts from both the private and the political sectors, in particular, regarding to those aspects that could impact the country`s competitiveness. It is expected a hard discussion in the Congress and numerous amendments to the final law.

Fintech Law

On Wednesday, October 12, the Fintech Law was dispatched by the congress, which was approved by a significant majority. This Law updates the regulation of the financial industry due to the recognition of the existence of new business models based on technology. The project incorporates new technological players into the regulatory perimeter of the CMF, such as crowdfunding, alternative transaction systems, credit or investment advice, and the intermediation of financial instruments, among others. In addition, the rules of open finance are established. Consumers will be the owners of their financial information, and it is defined as an obligation for financial institutions to share said data -with the prior consent of the client- in an expeditious, standardized and secure manner, multiplying the possibilities of developing new products and services tailored to each person.

Regulation and supervision

In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and, together with regulated non-banking financial institutions, such as cooperatives and *Cajas de Compensación*, accept time deposits. The principal authorities that regulate financial institutions in Chile are the FMC and the Central Bank. Chilean banks are primarily subject to the General Banking Law, and secondarily subject, to the extent not inconsistent with this statute, to the provisions of the Chilean Companies Law governing public corporations, except for certain provisions which that expressly excluded.

For more information on the regulation and supervision of our Bank please see Section 2 of our Management Commentary for 1Q22.
For more information on the General Banking Law click here.
For more information about the FMC, see the following website: www.cmfchile.cl
For more information on the Central Bank, see the following website: www.bcentral.cl

Section 3: Segment information

Segment information is based on financial information presented to the highest authority in making operating decisions. The Bank has aligned segment information in a manner consistent with the underlying information used internally for management reporting purposes and with that presented in the Bank's other public documents.
The Bank's senior management has been determined to be primarily responsible for the Bank's operational decision-making. The Bank's operating segments reflect the organizational and management structures. Top management reviews internal information based on these segments to assess performance and allocate resources.

Description of segments


% of loans
% os results
71%
49%

Retail Banking (Individuals and SMEs)

This segment consists of individuals and small to medium-sized entities (SMEs) with annual sales less than Ch$2,000 million (U.S.$2.3 million). This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stock brokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, foreign trade services, leasing, factoring, and transactional services.


24%
27%

Middle-market

This segment serves companies and large corporations with annual sales exceeding Ch$2,000 million (U.S.$2.3 million). It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million (U.S.$0.9 million) with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also, companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.


5%
16%

Santander Corporate and Investment Banking (SCIB)

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million (U.S.$11.7 million). The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, project finance, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage. This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market segment and Corporate Investment Banking. These include products such as short-term financing and fund raising, brokerage services, foreign exchange services, derivatives, securitization and other tailor-made products. The Treasury Division may act as broker to transactions and manages the Bank’s trading fixed income portfolio.

Corporate Activities (“Other”)

This segment mainly includes our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available-for-sale portfolio. This segment also manages capital allocation by unit. These activities, with the exception of our inflation gap, usually result in a negative contribution to income. In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.


0.2%
8%

Results by segment

As of September 30, 2022

Accounting financial information:

	Retail Banking	Middle market	SCIB	Total segments
Net interest income[1]	847,627	289,530	107,885	1,245,042
Change YoY	8.9%	18.2%	52.6%	13.8%
Net fee and commission income	240,040	45,892	27,779	313,710
Change YoY	21.6%	25.9%	30.1%	22.9%
Total financial transactions, net	26,397	16,595	119,029	162,020
Change YoY	5.1%	32.5%	39.7%	31.9%
Core revenues	**1,114,064**	**352,016**	**254,693**	**1,720,773**
Change YoY	**11.3%**	**19.8%**	**43.7%**	**16.9%**
Provision for loan losses	(199,386)	(37,233)	(8,202)	(244,822)
Change YoY	41.2%	(17.0%)	(251.9%)	35.5%
Net operating profit from business segments	**914,678**	**314,783**	**246,491**	**1,475,951**
Change YoY	**6.4%**	**26.4%**	**34.9%**	**14.3%**
Operating expenses[2]	**(476,359)**	**(79,841)**	**(66,124)**	**(622,324)**
Change YoY	3.4%	18.8%	18.2%	6.6%
Net contribution from business segments	**438,319**	**234,941**	**180,367**	**853,627**
Change YoY	**9.8%**	**29.2%**	**42.3%**	**20.6%**

1. Includes net income from interest and readjustments
2. Includes personnel expenses, administrative expenses and depreciation.

Retail banking
Accounting financial information:

ACTIVITY

Ch$ million	Sep-22	Sep-22/ Dec-21	QoQ
Loans	26,726,172	3.7%	1.5%
Deposits	13,520,067	-8.5%	-2.5%

RESULTS

Ch$ million	Sep-22	YoY	3Q22	QoQ
Net income from interest and readjustments	847,627	8.9%	280,689	-1.3%
Fees	240,040	21.6%	92,262	24.9%
Financial transactions	26,397	5.1%	9,487	21.4%
Total income	**1,114,063**	**11.3%**	**382,439**	**4.5%**
Provisions	-199,386	41.2%	-60,302	-16.6%
Net operating income	**914,678**	**6.4%**	**322,137**	**9.6%**
Expenses	-476,359	3.4%	-163,276	0.5%
Net contribution	**438,319**	**9.8%**	**158,861**	**21.0%**

LOANS COMPOSITION



Mass income
0,6%
SMEs
15%
Middle income
19%
High income
66%

Business activity:

Santander seeks to grow in retail banking in a responsible manner, with a focus on sustainability for our customers, individuals and SMEs. 77% of loans to individuals go to high income earners, yet the Bank has an innovative strategy for mass income. Our Life Program, oriented to massive income where they earn merits for their financial behavior continues to gain popularity. In the third quarter of this year, 63,564 current accounts were opened, an increase of 3.1% QoQ. On the Superdigital side, it also continues to gain strength, providing an attractive alternative for semi- or unbanked Chileans. At the end of September 2022, we had around 364,834 clients. During the last few months we have continued to extend alliances to different organizations and companies to promote Superdigital as a digital platform for their employees and/or clients. Lastly, the total number of clients continues to grow, especially active clients, who grew by 9.7% YoY.

Retail Banking loans grew 3.7% compared to December 31, 2021 and 1.5% compared to the previous quarter. Mortgage loans continued to increase 3.7% QoQ, driven by the increase in the value of the UF while the origination of new mortgages is down as a result of high rates and high inflation. Auto loans continue to grow at a slower pace, increasing 2.7% in the quarter. The foregoing is offset by less dynamism in the rest of consumer products and a drop in loans to SMEs.

On the other hand, deposits in this segment decreased 8.5% compared to December 31, 2021 and 2.5% QoQ as demand deposits continue to fall as a result of the liquidity drain from our clients after the strong inflow during the pandemic due to state aid and withdrawals from pension funds.

Performance:

The net contribution of retail banking increased 9.8% YoY. The margin increased 8.9% YoY due to a better mix of funding and loan growth. Fees in this segment increased strongly this quarter, 21.6% YoY, led by card fees due to higher

usage and an increased customer base, as well as fees generated by Getnet. Provisions increased 41.2% YoY, not including additional provisions, due to the growth of the portfolio in the year and the normalization of the quality of the assets of our consumer and mortgage loans after historically low levels of non-performing loans due to the increase in liquidity of our clients in recent periods. Operating costs increased in a controlled manner by 3.4% YoY as the Bank continues its digital transformation, generating greater operating efficiencies. This is due to the effect of higher inflation and the depreciation of the Chilean peso, putting strong pressure on our costs with suppliers, as well as higher marketing costs related to our new products.

Compared to 2Q22, the net contribution of retail banking increased 21.0% QoQ. The margin decreased by 1.3% QoQ mainly due to the transfer from demand deposits to time deposits, where we have seen a strong interest from customers for this product given the high rates. Commissions in this segment increased 24.9% in the quarter as a result of higher commissions in almost all lines, especially card and Getnet commissions. Provisions increased 16.6% QoQ, which do not include additional provisions, due to portfolio growth in the year and the normalization of asset quality for consumer and mortgage loans after historically low portfolio levels overdue due to the increase in liquidity of our clients in recent periods. Operating costs increased slightly by 0.5% QoQ despite strong inflationary pressures.

Middle market

Accounting financial information:

ACTIVITY

Ch$ million	Sep-22	Sep-22/ Dec-21	QoQ
Loans	9,270,889	8.9%	2.1%
Deposits	5,948,149	-4.6%	-1.8%

RESULTS

Ch$ million	Sep-22	YoY	3Q22	QoQ
Net income from interest and readjustments	289,530	18.2%	99,659	4.1%
Fees	45,892	25.9%	15,701	9.4%
Financial transactions	16,595	32.5%	6,437	14.7%
Total income	**352,016**	**19.8%**	**121,797**	**5.3%**
Provisions	-37,233	-17.0%	-13,150	-30.4%
Net operating income	**314,783**	26.4%	108,647	12.3%
Expenses	-79,841	18.8%	-27,613	0.5%
Net contribution	**234,942**	**29.2%**	**81,034**	**17.7%**

Business activity:

The loan portfolio of this segment grew 8.9% compared to December 31, 2021 and 2.1% QoQ, driven by greater economic activity, especially in sectors linked to foreign trade. Demand and time deposits decreased 4.6% from December 31, 2021 and 1.8% QoQ as excess liquidity from these customers continues to drain. The focus of this segment is to focus on the client's total profitability, in lending and non-lending activities. Green financing has also been a focus with Ch$ 47 billion in green loans disbursed in 2022.

Performance:

Net contribution from the Middle Market increased 29.2% YoY, with an increase in total revenues of 19.8% due to an 18.2% growth in the margin as a result of a better spread in financing sources. Additionally, commissions increased by 25.9% in line with the greater activity of clients in payments and foreign trade as well as leasing, factoring and structuring of operations. Provisions in this segment decreased 17.0% YoY due to the release of provisions for private customers who have reduced their risk or paid off their debt, as well as the recovery of written-off debt, offset by

higher charge-offs. Expenses increased 18.8% mainly due to higher technological expenses that are affected by the depreciation of the Chilean peso.

In the quarter, Middle Market net contribution increased 17.7% QoQ, due to the fact that, first of all, total revenues increased by 5.3%, where both the margin and commissions grew at a good pace. Secondly, there is a lower constitution of provisions than the previous quarter of 30.4% due to a particular situation in the previous quarter due to a deterioration in the payment behavior of some customers. Operating expenses slightly increased 0.5% QoQ.

Santander Corporate & Investment Banking (SCIB)

Accounting financial information:

ACTIVITY

Ch$ million	Sep-22	Sep-22/ Dec-21	QoQ
Loans	2,893,236	28.0%	6.6%
Deposits	7,833,610	30.3%	17.7%

RESULTS

Ch$ million	Sep-22	YoY	3Q22	QoQ
Net income from interest and readjustments	107,885	52.6%	36,792	-1.4%
Fees	27,779	30.1%	11,515	39.4%
Financial transactions	119,029	39.7%	43,107	26.8%
Total income	**254,693**	**43.7%**	**91,413**	**14.9%**
Provisions	(8,202)	-251.9%	(583)	-92.0%
Net operating income	**246,491**	**34.9%**	**90,830**	**25.7%**
Expenses	(66,124)	18.2%	(22,739)	2.9%
Net contribution	**180,367**	**42.3%**	**68,091**	**35.8%**

Business activity:

During the quarter, the demand for loans continued to grow despite the beginning trends of an economic contraction, mainly due to a local fixed income market that has not returned to its 100%. With this, the portfolio grew 28.0% from December 31, 2021 and 6.6% QoQ. Deposits increased 30.3% from December 31, 2021 and 17.7% QoQ due to higher demand for time deposits in UF considering higher rates and the value of the UF.

Performance:

Total income from this segment increased 43.7% YoY, driven by an overall increase in business from this segment. Net income from interest and readjustments increased 52.6% YoY due to the increase in loans, particularly foreign trade, and a better margin in its financing sources. Also noteworthy is the year-on-year increase in customer treasury income of 39.7% and 30.1% in commissions. Provisions decreased 251.9% YoY despite the increase in loan volumes due to the fact that a private client improved his payment behavior and a couple of loans were sold, freeing up provisions. Expenses increased 18.2% due to higher investment in the technologies that serve this segment and higher inflation and commercial activity.

Total revenues from this segment increased 14.9% QoQ, driven by good growth in commissions with 39.4% and treasury revenues with 26.8%. Provisions in the quarter decrease 92% since in the previous quarter there was a general deterioration in payment behavior. Expenses in the quarter increased 2.9%, demonstrating good cost control by being below inflation.

Corporate center / Financial Management

Accounting financial information:

RESULTS				
Ch$ million	Sep-22	YoY	3Q22	QoQ
Net income from interest and readjustments	76,366	(61.9%)	(53,284)	-147.3%
Fees	(14,751)	769.2%	(12,487)	641.1%
Financial transactions	(1,290)	(95.5%)	2,443	-148.7%
Total income	**60,325**	**(64.5%)**	**(63,328)**	**-159.7%**
Provisions	(8,621)	(89.4%)	(16,805)	-328.5%
Net operating income	**51,704**	**(41.6%)**	**(80,133)**	**-170.7%**
Expenses	(15,254)	76.5%	(6,968)	61.8%
Net contribution	**36,450**	**(54.4%)**	**(87,101)**	**-179.9%**

Comments on results:

The Bank's corporate activities contributed Ch$36.450 billion to results in the nine-month period ended September 30, 2022, which represents a decrease of 54.4% compared to the same period of the previous year. This was mainly due to a lower margin since during the period we received lower income from interest and readjustments due to an increase in the cost of funding managed by the ALCO and lower carry earned over the held to collect investment portfolio.

In 3Q22, the net contribution of the corporate center decreased 179.9% mainly due to a 147.3% decrease in income from interest and readjustments due to the fact that in the quarter we had lower inflation compared to the previous quarter, as well as an environment with rates that continue to rise, which has narrowed the carry earned over the held to collect investment portfolio and a rise in funding costs.

Section 4: Balance sheet and results

Balance sheet

Loan growth led by corporates

Total loans increased 1.8% QoQ and 6.3% from December 31, 2021. The growth in loans is mainly due to conversion gains produced by high inflation in the quarter (+3.5%) on loans denominated in UF and conversion gains produced by the depreciation of the Chilean peso against the US$ (5.1% QoQ) for loans denominated in foreign currency. Approximately 20% of our commercial loan portfolio is denominated in foreign currency, mainly US dollars, and 50% of our loans are denominated in UF, mainly mortgage loans and some commercial loans. On the other hand, high yielding auto loans continue to grow by 2.7% QoQ.

Accounting financial information:

Loans by segment

		YTD		Change %	
(Ch$ million)	Sep-22	June-22	Dec-21	Sep-22/Dec-21	Sep-22/June-22
Consumer loans	5,044,757	5,100,573	4,999,247	0.9%	(1.1%)
Santander Consumer (auto)	858,391	836,060	723,075	18.7%	2.7%
Other consumer loans	4,186,366	4,264,513	4,276,172	(2.10%)	(1.83%)
Residential mortgage loans	15,270,088	14,723,306	13,876,175	10.0%	3.7%
SME	**3,913,048**	**4,079,696**	**4,645,806**	**(15.8%)**	**(4.1%)**
Retail banking[1]	**26,726,172**	**26,329,088**	**25,784,719**	**3.7%**	**1.5%**
Middle-market	**9,270,889**	**9,077,013**	**8,511,500**	**8.9%**	**2.1%**
Corporate & Investment banking (SCIB)	**2,893,236**	**2,713,772**	**2,260,031**	**28.0%**	**6.6%**
Others[2]	**33,726**	**112,289**	**72,454**	**(53.5%)**	**(70.0%)**
Total loans[3 4]	**38,924,022**	**38,232,162**	**36,628,704**	**6.3%**	**1.8%**

1. Includes consumer loans, residential mortgage loans and SME loans and loans at fair value through other comprehensive income. See note 11 of the financial statements
2. Others includes other non-segmented loans, interbank loans. See note 13 of the financial statements.
3. Total gross loans.
4. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment, they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

During the quarter, the SCIB segment continued to grow by 6.6% QoQ and 28.0% since December 31, 2021 due to the fact that large companies sought financing through corporate loans due to the fact that the local market fixed income has not yet returned in full, after withdrawals from pension funds. This growth was also influenced by translation gains caused by the depreciation of the peso and the high rate of inflation in the quarter. These factors also drove loan growth in our middle market segment (BEI), which increased 2.1% QoQ and 8.9% from December 31, 2021. Our strategy with these segments continues to focus on overall profitability of these clients, concentrating on non-lending activities such as cash management and treasury products.

Retail banking loans grew 1.5% QoQ and 3.7% since December 31, 2021. Consumer loans decreased 1.1% QoQ and a slight increase of 0.9% compared to the closing of 2021. This was driven by an increase of 18.7% in the year by Santander Consumer, our subsidiary that sells auto loans. Origination of new mortgage loans has fallen as inflation and rates remain high. As for SMEs, the demand for new loans remains moderate after a strong increase in 2020 and 2021

for the Fogape and Fogape Reactiva loan programs, given the above in terms of balance, the SME segment decreases by 4.1% QoQ.

Financial investments

Accounting financial information:

Financial investments

		YTD		Change %	
(Ch$ million)	Sep-22	June-22	Dec-21	Sep-22/Dec-21	Sep-22/June-22
Trading	224,328	83,899	73,347	205.8%	167.4%
Available for sale	5,745,250	6,020,627	5,900,796	(2.6%)	(4.6%)
Held-to-collect	4,821,429	4,581,663	4,691,730	2.8%	5.2%
Total	**10,791,007**	**10,686,189**	**10,665,873**	1.2%	**1.0%**

During the quarter the Bank has bought promissory notes from the Central Bank, taking advantage of the rise in the rate to improve the profitability of the investment portfolio. This drove the 1.0% QoQ rise in our financial investment portfolio. It is important to point out that our financial investment portfolio is only comprised of HQLA such as Central Bank bonds and notes, Chile sovereign bonds and US treasuries.

Moreover, the utilization of the Central Bank Credit lines also requires us to set aside collateral. The instruments used as collateral for the Central Bank lines and the technical reserve have been highly rated loans and Central Bank bonds. As a result of these factors, in 2021, in Chilean GAAP and in line with IAS 39, the Bank reclassified Ch$4.7 billion of assets available for sale (AFS) to the investment portfolio Held to Maturity (HTM). The instruments included as HTM are being used as collateral for the Central Bank Credit Lines with a maturity similar to four years and as a technical reserve in the Central Bank.

Total deposits increase 2.4% QoQ. Clients shift from demand to time deposits as rates rise

Accounting financial information:

Funding

		YTD		Change %	
(Ch$ million)	Sep-22	June-22	Dec-21	Sep-22/Dec-21	Sep-22/June-22
Demand deposits	14,512,729	15,725,629	17,900,938	(18.9%)	(7.7%)
Time deposits	13,776,219	11,893,299	10,131,055	36.0%	15.8%
Total Deposits	**28,288,948**	**27,618,928**	**28,031,993**	**0.9%**	**2.4%**
Mutual Funds brokered[1]	8,362,061	8,012,866	7,891,967	6.0%	4.4%
Bonds[2]	9,288,174	9,311,347	8,989,528	3.3%	(0.2%)
Central Bank lines	5,302,180	5,400,839	5,611,439	(5.5%)	(1.8%)
Liquidity coverage ratio[3]	198.6%	153.3%	148.9%		
Net stable funding ratio[3]	115.6%	108.5%	110.8%		

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited. This figure does not form part of the Consolidated Financial Statements of the Bank.
2. Includes regulatory capital financial instruments (AT1 and Tier 2).
3. Calculated according to Chilean regulations

During the quarter, the Central Bank continued to raise the monetary policy rate (MPR) from 9.0% to 10.75% at the end of September (currently at 11.25%). We hope that the cycle of increases in the MPR has already ended.

This rate increase had a direct impact on our funding mix. The Bank's total deposits increased 2.4% QoQ and 0.9% compared to December 31, 2021. Also, demand deposits decreased 7.7% QoQ and 18.9% compared to December 31, 2021 due to the fact that the increase in rates led our clients to switch to more attractive time deposits that grew 15.8% QoQ, especially in deposits in UF from our corporate clients.

Bonds increased 3.3% compared to December 31, 2021 and decreased 0.2% for the quarter. In 2022, the Bank has issued bonds for US$30,000,000 and JPY$3,000,000,000, taking advantage of the attractive opportunities in the markets for our funding base.

BIS ratio at 16.8%. Core capital ratio reaches 10.1% and ROE of 25.9% in 9M22.

Accounting financial information:

Equity

		YTD		Change %	
(Ch$ million)	Sep-22	June-22	Dec-21	Sep-22/Dec-21	Sep-22/June-22
Capital	891,303	891,303	891,303	--%	--%
Reserves	2,815,170	2,871,772	2,557,816	10.1%	(2.0%)
Valuation adjustment	(370,585)	(520,608)	(354,364)	4.6%	(28.8%)
Retained Earnings:					
Retained earnings prior periods	42,837	(13,765)	0	--%	(411.2%)
Income for the period	706,849	521,257	778,933	(9.3%)	35.6%
Provision for dividends, payments of interests and reappreciation of issued regulatory capital financial instruments	(223,141)	(161,539)	(238,771)	(6.5%)	38.1%
Equity attributable to equity holders of the Bank	**3,862,433**	**3,588,420**	**3,634,917**	**6.3%**	**7.6%**
Non-controlling interest	106,569	102,293	94,360	12.9%	4.2%
Total Equity	**3,969,002**	**3,690,712**	**3,729,277**	**6.4%**	**7.5%**

Total equity reached Ch$3,969,002 million as of September 30, 2022, an increase of 7.5% QoQ and 6.4% compared to December 31, 2021, mainly due to the increase in profit for the period that has increased by 35.6% in the quarter and a lower loss of the valuation accounts, decreasing by 28.8% in the quarter due to a better result of inflation hedges as inflation breakeven levels descended. The Bank's ROAE was 20.4% in 3Q22 compared to 31.7% in 2Q22 and reached an YTD ROAE of 25.9% compared to a YTD ROAE of 22.5% in 2021.

Non-accounting financial information:

Capital adecuacy and ROAE

		YTD		Change %	
(Ch$ million)	Sep-22	June-22	Dec-21	Sep-22/Dec-21	Sep-22/June-22
Core Capital	**3,969,002**	**3,690,712**	**3,494,580**	**13.6%**	**7.5%**
AT1	1,064,596	1,023,706	971,832	9.5%	4.0%
Tier I	**5,033,598**	**4,714,419**	**4,466,412**	**12.7%**	**6.8%**
Tier II	1,546,571	1,499,637	1,310,419	18.0%	3.1%
Regulatory capital	**6,580,169**	**6,214,056**	**5,776,831**	**13.9%**	**5.9%**

Market risk weighted assets	6,077,533	6,035,968	5,599,484	8.5%	0.7%
Operational risk weighted assets	4,004,663	3,830,580	3,316,895	20.7%	4.5%
Credit risk weighted assets	29,070,996	28,504,422	29,019,932	0.2%	2.0%
Risk weighted assets	**39,153,192**	**38,370,970**	**37,936,332**	**3.2%**	**2.0%**
Core Capital ratio	**10.1%**	**9.6%**	**9.2%**		
Tier I ratio	12.9%	12.3%	11.8%		
Tier II ratio	4.0%	3.9%	3.5%		
BIS ratio	**16.8%**	**16.2%**	**15.2%**		
Quarterly ROAE	**20.4%**	**31.7%**	**26.7%**		
YTD ROAE	**25.9%**	**28.7%**	**22.5%**		

Important note: the numbers in the above table for 2021 do not include changes from the new accounting compendium from the FMC.

Risk-weighted assets (RWA) increased 3.2% compared to December 31, 2021. We are actively seeking to lower our market risk through netting and novation of our derivatives portfolio. With the increase in core capital of 7.5% in the quarter due to higher results, our core capital ratio of the Bank reached 10.1% and the total BIS III ratio reached 16.8% at the end of September 2022.

Results

Income from interests and readjustments in 9M22 increased 2.1% YoY

Accounting financial information:

Income from interest and readjustment

	YTD		Chg %	Quarterly			Chg %	
Ch$ million	Sep-22	Sep-21	Sep-22/ Sep-21	3Q22	2Q22	3Q21	3Q22/ 3Q21	3Q22/ 2Q22
Net interest income	472,274	1,101,051	(57.1%)	119,138	131,328	360,139	(66.9%)	(9.3%)
Net readjustment income[1]	849,133	193,594	338.6%	244,717	398,757	77,008	217.8%	(38.6%)
Total net income from interest and readjustment	1,321,407	1,294,645	2.1%	363,855	530,085	437,147	(16.8%)	(31.4%)

1. Net income from assets and liabilities indexed to inflation (UF)

Non-accounting financial information:

Net interest margin indicators

	YTD		Chg %	Quarterly			Chg %	
Ch$ million	Sep-22	Sep-21	Sep-22/ Sep-21	3Q22	2Q22	3Q21	3Q22/ 3Q21	3Q22/ 2Q22
Average interest-earning assets	47,472,563	42,391,535	12.0%	48,869,125	47,228,915	43,656,767	11.9%	3.5%
Average loans	37,639,753	34,723,009	8.4%	38,313,718	37,470,231	35,275,940	8.6%	2.3%

Avg. net gap in inflation indexed (UF) instruments[1]	8,451,824	6,112,175	38.3%	7,777,343	9,459,309	6,676,629	16.5%	(17.8%)
Interest earning asset yield[2]	8.4%	5.1%		9.2%	9.4%	5.1%		
Cost of funds[3]	4.8%	0.7%		6.4%	5.1%	1.0%		
Net interest margin (NIM) [4]	**3.7%**	**4.1%**		**3.0%**	**4.5%**	**4.0%**		
Inflation rate[5]	10.5%	3.5%		3.5%	4.3%	1.3%		
Central Bank reference rate	10.8%	1.5%		10.8%	9.0%	1.5%		

1. The average gap between assets and liabilities indexed to Unidades de Fomento (UF), an inflation-indexed unit.
2. Interest income divided by average interest earning assets.
3. Interest expense divided by the sum of interest bearing liabilities and demand deposits.
4. Net interest income divided by average interest earning assets.
5. Inflation measured as the variation in the UF in the period.

Net interest income and readjustments (NII) accumulated as of September 2022 increased by 2.1% compared to the same period in 2021. This increase in the NII was due to a higher inflation as well as a higher rate of average generating assets due to higher inflation and higher spread earned over loans and demand deposits. This has been partially offset by higher funding costs as the MPR rises and a lower carry earned over our fixed rate financial investments.

For the nine-month period ended September 30, 2022, the variation in the UF reached 10.5% compared to 3.5% for the same period in 2021. Given these conditions, the Bank actively increased the difference between assets generators of interest indexed to the UF and liabilities indexed to the UF, which reaches Ch$8,451,824 million on average as of September 2022. This drives the net income from readjustments, with an increase of 338.6%% at the end of September 2022 compared to same period of the previous year.

This was partially offset by the higher interest rate environment. In the third quarter of 2022, the Central Bank continued to tighten monetary policy, increasing the MPR twice, reaching 10.75% at the end of September compared to 1.5% in September 2021. The Bank has a shorter duration of interest-bearing liabilities than interest-bearing assets, and therefore, when rates rise sharply, our liabilities appreciate faster than our assets, pushing margins down. Net interest income decreased 57.1% in 9M22 compared to 9M21. The Bank's liabilities generally reprice at a quicker rate than our assets, therefore, as the MPR rises our net interest margin contracts all else equal. Given all of the above, the NIM reached 3.7%, lower than the 4.1% as of September 2021.

In 3Q22, total net income from interest and readjustments decreased 31.4% QoQ and 16.8% YoY. The variation of inflation measured by the variation of the UF was 3.5% in the quarter compared to 4.3% in 2Q22 and 1.3% in 3Q21. Given the lower inflation couple with higher short-term rates the NIM decreased to 3.0% in 3Q22.

In October, the Central Bank raised the MPR to 11.25%, which should continue to put downward pressure on the MIN. In addition, inflation in UF began to slow down compared to previous quarters. For this reason, our NIM expectation for the full year is now 3.3% and 3.0% in 2023.

Cost of credit at 0.9% YTD and coverage at 199,6% as asset quality starts to normalize

Accounting financial information:

Provisions

Ch$ million	YTD Sep-22	YTD Sep-21	% Chg. Sep-22/ Sep-21	Quarterly 3Q22	Quarterly 2Q22	Quarterly 3Q21	% Chg. 3Q22/ 3Q21	% Chg. 3Q22/ 2Q22
Provisions for credit risk for interbank loans and loans[1]	(280,918)	(238,423)	17.8%	(78,223)	(116,081)	(69,420)	12.7%	(32.6%)
Special provisions for credit risk[2]	(38,060)	(78,813)	(51.7%)	(33,263)	(1,879)	(33,999)	(2.2%)	1670.2%
Gross provisions	**(318,977)**	**(317,236)**	**0.5%**	**(111,486)**	**(117,960)**	**(103,419)**	**7.8%**	**(5.5%)**
Recovery of written-off loans	65,889	55,687	18.3%	20,643	27,146	20,013	3.1%	(24.0%)
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(355)	(657)	(46.0%)	1	(341)	(732)	--%	--%
Provisions for credit risk	**(253,444)**	**(262,206)**	**(3.3%)**	**(90,842)**	**(91,155)**	**(84,138)**	**8.0%**	**(0.3%)**

1. Includes write-offs.
2. Includes additional voluntary provisions and provisions for contingent loans.

Non- accounting financial information:

Asset quality indicators and cost of credit

	YTD Sep-22	YTD Sep-21	Quarterly 3Q22	Quarterly 2Q22	Quarterly 3Q21
Cost of credit[1]	0.90%	1.01%	0.95%	0.97%	0.95%
Expected loss ratio (LLA / total loans)	2.6%	2.6%	2.6%	2.7%	2.6%
NPL ratio (90 days or more overdue/ total loans)	1.7%	1.2%	1.7%	1.5%	1.2%
Impaired loan ratio (impaired loans / total loans)	4.4%	4.7%	4.4%	4.7%	4.7%
Coverage of NPLs[2]	199.6%	259.4%	199.6%	227.8%	259.4%

1. Annualized provision expense divided by average loans.
2. Balance sheet provisions include additional provisions over non-performing loans

During the Covid-19 pandemic, asset quality benefited from state aid and the pension fund withdrawals leading to a positive evolution of asset quality. As the economy slows down and excess household liquidity returns to normal levels, asset quality levels should also gradually return to pre-pandemic levels. This was visible in 9M22 and the non-performing loan (NPL) ratio increased from 1.5% in 2Q22 to 1.7% in 3Q22. It is important to note that the impaired loan ratio, which includes loans that are 90 days or more overdue and loans that have been renegotiated decreased from 4.7% in 3Q21 and 2Q22 to 4.4% in 3Q22. As a result, the expected loss ratio (credit risk provisions divided by total loans) remained stable at 2.6% in 3Q22.

Provisions for credit risks totaled Ch$253,433 million in the nine-month period ended September 30, 2022, a decrease of 3.3% compared to the same period in 2021, while the cost of credit decreased slightly from 1.0 % in 9M21 to 0.9% in 9M22. This decrease is explained by the lower constitution of voluntary provisions from Ch$ 72,000 million in 9M21 compared to Ch$ 35,000 million in the same period of 2022.

In the quarter, provisions for credit risk increased 8.0% compared to 3Q21 and decreased 0.3% compared to 2Q22. Provisions for credit risk for banks and loans and accounts receivable from customers increased 12.7% YoY and decreased 32.6% QoQ due to the improvements in the impaired loan ratio. In the quarter, the Bank's Board of Directors established Ch$35 billion in voluntary additional provisions in the quarter considering slower expected economic activity, especially in 2023. With these results, the cost of credit in 3Q22 reached 0.95% compared to 0.87% in 2Q22 and 0.95% in 3Q21. We expect the cost of risk for the full-year 2022 to be in the range of 0.9%-1.0%. The coverage ratio of NPLs, including voluntary provisions reached 199.6% in 3Q22, including Ch$293 billion in voluntary provisions set aside by our Board in 2020-2022.

Accounting financial information:

Provisions for credit risk by product

	YTD		% Chg.	Quarterly			% Chg.	
Ch$ million	Sep-22	Sep-21	Sep-22/ Sep-21	3Q22	2Q22	3Q21	3Q22/ 3Q21	3Q22/ 2Q22
Consumer loans	(143,464)	(45,830)	213.0%	(88,129)	(47,436)	(4,410)	1898.4%	85.8%
Commercial loans	(64,214)	(201,186)	(68.1%)	10,394	(36,640)	(78,905)	--%	--%
Residential mortgage loans	(45,765)	(15,190)	201.3%	(13,107)	(7,080)	(823)	1492.6%	85.1%
Total Provision for loan losses	**(253,444)**	**(262,206)**	**(3.3%)**	**(90,842)**	**(91,155)**	**(84,138)**	**8.0%**	**(0.3%)**

Provisions for credit losses for consumer loans increased 213.0% in 9M22 compared to the same period in 2021. The consumer NPL ratio increased from 0.8% in September 2021 to 1.6% in September of 2022, which resulted in a decrease in coverage from 703.2% to 428.1%. The rise in NPLs in consumer lending is mainly related to household liquidity levels gradually returning to post-pandemic levels and a weaker economy. This has mainly affected clients who were already impaired pre-pandemic. With the end to state aid and pension fund withdrawals, these client's loans have become non-performing at a greater rate. Meanwhile, the total consumer's impaired ratio showed a favorable trend reaching 3.2% in September 2022, down from 3.5% in September 2021 as fewer clients demanded loan restructuring and following the Board's approval, Ch$8 billion of voluntary provisions were established to bolster coverage in the consumer loan book in light of weaker expected economic trends in 2023. In addition, in September 2022, the Board of Directors approved transferring the amount of Ch$120,000 million from voluntary provisions of the commercial portfolio to voluntary provisions of the consumer portfolio, in four equal installments of Ch$30,000 million, starting with the first one in September 2022.

Compared to 2Q22, net provisions for consumer loans increased 85.8% in 3Q22 and 1,898.4% compared to 3Q21. Loan loss provisions for consumer loans were impacted in the quarter by the aforementioned additional provisions.

Commercial loan provision expense decreased 68.1% in the nine months ended September 30, 2022, compared to the same period in 2021 with the commercial NPL ratio increasing from 1.7% in 9M21 to 2.2% in 9M22 and the commercial loan impaired ratio increased marginally from 6.3% in 9M21 to 6.4% in 9M22. In addition, in 9M21, some Ch$72,000 million were made in voluntary provisions, while in 9M22 a net transfer of Ch$10,000 million of voluntary provisions to the consumer loan book was reflected in the net provision expenses for the commercial portfolio. With this, the coverage ratio of NPLs of this portfolio reached 206.3% as of September 2022.

In 3Q22, total provisions for loan losses for commercial loans totaled a reversal of Ch$10,394 million compared to a provision expense of Ch$36,640 million in 2Q22. This was mainly due to the reclassification of voluntary commercial

loan loss reserves to the consumer loan book as described above. In 3Q22, the asset quality of our commercial loans remained stable. The commercial NPL rate increased from 1.9% in 2Q22 to 2.2% in 3Q22, while the impaired portfolio rate remained stable at 6.4% in the same period.

Net provisions for the mortgage portfolio increased by 201.3% in 9M22 compared to the same period in 2021. Compared to 2Q22, net provisions for mortgage loans increased 85.1% in 2Q22. This rise was mainly due to an abnormally low levels of provisions recorded in 2021 as delinquencies of mortgage loans was greatly favored in 2021 by the pension fund withdrawals and direct state transfers to households. As household liquidity levels have normalized, the mortgage NPL rate increased from 0.7% in 9M21 to 1.1% in 9M22. On the other hand, the impaired ratio of mortgage loans improved from 3.0% in 9M21 to 2.5% in 9M22. In 3Q22, the Board approved setting aside Ch$7,000 million in voluntary provisions for this portfolio considering the expected slowdown in economic activity forecast for 2023. The coverage ratio of mortgage NPLs was 73.0% as of September 2022.

For more information on credit risk and asset quality see Section 6: Risk.

Fees increase 17.9% compared to the same period in 2021 driven by growth in client base and higher usage

Fee income increased 17.9% in the nine months ended September 30, 2022 compared to the same period in 2021 and increased 12.8% in 3Q22 compared to 2Q22 and 18.9% compared to 3Q21. Fees in the quarter continued to show healthy signs of growth driven by increased customer base and higher product usage.

By product, the evolution of fees was the following:

Accounting financial information:

Fees by product

	YTD		% Chg.	Quarterly			% Chg.	
Ch$ million	**Sep-22**	**Sep-21**	**Sep-22/ Sep-21**	3Q22	2Q22	3Q21	3Q22/ 3Q21	3Q22/ 2Q22
Card fees	74,983	69,213	8.3%	26,749	22,735	24,181	10.6%	17.7%
Asset management	41,896	35,103	19.4%	14,755	13,963	12,638	16.8%	5.7%
Insurance brokerage	39,109	31,948	22.4%	14,209	13,957	11,175	27.2%	1.8%
Guarantees, pledges and other contingent op.	27,256	21,546	26.5%	9,890	9,025	3,558	178.0%	9.6%
Collections	40,074	29,234	37.1%	13,408	12,616	16,637	(19.4%)	6.3%
Current accounts	37,887	28,752	31.8%	13,817	12,669	10,116	36.6%	9.1%
Getnet	17,073	3,221	430.1%	7,903	5,786	2,202	258.8%	36.6%
Prepayment of loans	8,899	13,398	(33.6%)	2,115	2,587	1,801	17.4%	(18.2%)
Others	11,783	21,122	(44.2%)	4,144	1,484	7,638	(45.7%)	179.3%
Total fees	**298,960**	**253,536**	**17.9%**	**106,991**	**94,822**	**89,947**	**18.9%**	**12.8%**

Fees and commissions from credit and debit cards increased 8.3% in 9M22 compared to the same period in 2021, 10.6% in 3Q22 compared to 3Q21 and 17.7% in the quarter compared to 2Q22 due to the growth of our Life debit

cards and Superdigital prepaid cards, as well as increased use by all our card-using customers. It is important to note that in February of this year the new maximum interchange rates were published: 1.48% for credit cards, 0.6% for debit cards and 1.04% for prepaid cards. The Bank estimates that the implementation of these maximum rates will have a negative impact on this commission line of approximately Ch$29 billion in 2022, however, to date, this is being mitigated by the increase in cards and their use.

Getnet, our new acquisitions business that was launched in 1Q21, has continued to grow, reaching more than 131,000 POS machines and providing Ch$7,903 million in fee income in the quarter and Ch$17,073 million year-to-date. In the second quarter, Getnet is already generating net profits in just a little over a year since its launch.

Checking account fees increased by 31.8% in 9M22 compared to the same period in 2021 and 36.6% in 3Q22 compared to 3Q21 and 9.1% compared to 2Q22. Growth in account openings continued to grow strongly during the quarter. As of July 2022 (latest data available), in the last twelve months, Santander Chile registered net account openings of 476,186 compared to 1,147,817 net openings in the rest of the banking system. This indicates that until July 2022, Santander Chile represented 29.3% of all account openings in Chile. The overall current account market share increased to 28.9%, up from 28.8% in July 2021. Additionally, this includes a strong increase in customer demand for US dollar current accounts. Customers can now digitally open a US dollar checking account through our Santander Life platform in a few easy steps. We have opened some 97,056 accounts in the last 12 months to reach a total of 152,082 checking accounts in dollars, reaching a total market share of 39.8% in these accounts.

Collection fees grew 37.1% in 9M22 compared to the same period of the previous year and 6.3% in 3Q22 compared to 2Q22 due to higher commissions for transfers and payment orders and customer collection. Compared to 3Q21, collection fees decreased 19.4% from lockdowns in 2Q21, fueling a strong recovery in the third quarter of 2021. Insurance brokerage increased 22.4% in the nine months ended 30 September 2022 compared to the same period in 2021 and 27.2% in 3Q22 compared to 3Q21 and 1.8% compared to 2Q22 driven by our Insurtech platforms such as Autocompara and Klare and new products such as insurance with savings.

Commissions for prepayment of loans decreased 33.6% in 9M22 compared to the same period in 2021 and in 3Q22 decreased 18.2% compared to 2Q22 due to the draining of excess liquidity from Chilean households due to state aid measures due to Covid-19 and withdrawals from pension funds, resulting in less demand from our clients to prepay debt.

Solid client treasury income with net financial results increasing 70.6% YTD.

Accounting financial information:

Net financial results

	YTD		Chg. %	Quarterly			Chg. %	
Ch$ million	**Sep-22**	**Sep-21**	**Sep-22/ Sep-21**	**3Q22**	**2Q22**	**3Q21**	**3Q22/ 3Q21**	**3Q22/ 2Q22**
Financial assets and liabilities for trading	(22,606)	(20,472)	10.4%	36,007	(76,319)	(27,501)	(230.9%)	(147.2%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	16,814	17,587	(4.4%)	701	2,021	15,355	(95.4%)	(65.3%)
Changes, readjustments and hedge accounting in foreign currency	166,523	97,085	71.5%	24,767	116,696	37,056	(33.2%)	(78.8%)

Net financial results	**160,731**	**94,200**	**70.6%**	**61,475**	**42,398**	**24,910**	**146.8%**	**45.0%**

Net financial results recorded a gain of Ch$160,731 million in 9M22, an increase of 70.6% compared to 9M21, mainly due to higher gains from readjustments and accounting hedges in foreign currency. In 3Q22, net financial results increased 146.8% compared to 3Q21 and 45.0% compared to 2Q22, mainly due to gains in trading financial assets and liabilities. For a better understanding of these lines, they are presented by business area in the following table:

Net financial results by business

	YTD		Chg. %	Quarterly			Chg. %	
Ch$ million	Sep-22	Sep-21	Sep-22/ Sep-21	3Q22	2Q22	3Q21	3Q22/ 3Q21	3Q22/ 2Q22
Client	164,997	134,576	22.6%	60,196	49,756	47,436	26.9%	21.0%
Non- client[1]	(4,266)	(40,376)	(89.4%)	1,278	(7,358)	(22,526)	(105.7%)	(117.4%)
Net financial results	**160,731**	**94,257**	**70.5%**	**61,475**	**42,398**	**24,910**	**146.8%**	**45.0%**

1. Non client treasury income. These results includes interest income and the mark-to-market of the Bank's trading portfolio, realized gains from the Bank's available for sale portfolio and other results from our Financial Management Division.

Income from customer treasury services reached a profit of Ch$164,997 million as of 9M22, a YoY increase of 22.6%. Compared to 2Q22, customer treasury service income totaled Ch$60,196 million and increased 21.0% QoQ and 26.9% YoY. These better results reflect greater client demand for treasury products such as spot foreign exchange purchases, forward contracts, and derivatives due to high market volatility, the depreciation of the peso and the increases in the monetary policy rate. Non-customer treasury totaled a loss of Ch$4,266 million in 9M22 compared to a loss of Ch$40,376 million in 9M21 due to higher gains from hedging management and lower losses from liability management operations.

Operating expenses increased 7.2% YTD, below inflation and with an efficiency ratio of 40.4%.

Operating expenses increased 7.2% in 9M22 compared to the same period in 2021 and in 3Q22 increased 4.9% compared to 3Q21 reflecting the effect of sustained high inflation, however operating expenses decreased 1 .6% compared to 2Q22 as the Bank continues to improve its productivity levels. The Bank's efficiency ratio remained mostly stable, reaching 40.4% in 9M22 and 43.8% in 3Q22. The Bank continues to advance in the execution of its investment plan of US$260 million for the years 2022-2024 with a focus on digital initiatives both on the front and back-end.

Accounting financial information:

Operating expenses

	YTD		Chg. %	Quarterly			Chg. %	
Ch$ million	Sep-22	Sep-21	Sep-22/ Sep-21	3Q22	2Q22	3Q21	3Q22/ 3Q21	3Q22/ 2Q22
Personnel expenses	(314,932)	(298,972)	5.3%	(106,135)	(111,251)	(98,313)	8.0%	(4.6%)
Administrative expenses	(226,468)	(203,043)	11.5%	(82,366)	(73,059)	(67,357)	22.3%	12.7%
Depreciation and amortization	(96,177)	(90,465)	6.3%	(32,094)	(32,469)	(32,141)	(0.1%)	(1.2%)
Other operating expenses	(87,533)	(83,809)	4.4%	(29,999)	(37,848)	(41,097)	(27.0%)	(20.7%)

Impairment	-	-	--%	-	-	-	--%	--%
Operating expenses	(725,110)	(676,289)	7.2%	(250,594)	(254,627)	(238,908)	4.9%	(1.6%)

Non- accounting financial information:

Other indicators of productivity and efficiency

	YTD		Chg. %	Quarterly			Chg. %	
Ch$ million	Sep-22	Sep-21	Sep-22/ Sep-21	3Q22	2Q22	3Q21	3Q22/ 3Q21	3Q22/ 2Q22
Branches	306	339	(9.7%)	306	310	339	(9.7%)	(1.3%)
Traditional	202	227	(11.0%)	202	208	227	(11.0%)	(2.9%)
WorkCafé	71	62	14.5%	71	69	62	14.5%	2.9%
Middle market centers	7	7	0.0%	7	7	7	0.0%	0.0%
Select	8	16	(50.0%)	8	8	16	(50.0%)	0.0%
Employees	9,417	10,018	(6.0%)	9,417	9,541	10,018	(6.0%)	(1.3%)
Efficiency ratio[1]	40.4%	41.1%	+68bp	43.8%	38.0%	43.2%	-58bp	-581bp
Volume per branch (Ch$ million)[2]	219,650	193,551	13.5%	219,650	212,423	193,551	13.5%	3.4%
Volume per employee (Ch$ million)[3]	7,137	6,550	9.0%	7,137	6,902	6,550	9.0%	3.4%
Costs / Assets[4]	1.5%	1.5%	+7bp	1.4%	1.6%	1.6%	+19bp	+16bp

1. Operating expenses divided by operating income
2. Loans + Deposits divided by branches (point of sale).
3. Loans + Deposits divided by employees
4. Annualized operating expenses / average total assets

Personnel expenses increased 5.3% in 9M22 compared to the same period in 2021. In 3Q22, these expenses increased 8.0% compared to 3Q21. These rises were mainly due to the impact of higher inflation on fixed salaries. This has been offset by greater productivity and a lower headcount. Total employees fell 6.0% compared to 3Q21 and 1.3% compared to 2Q22, in line with the reduction in branches in the quarter. Volumes (loans plus deposits) per branch increased 13.5% YoY and volumes per employee grew 9.0% YoY. This increase in productivity is a reflection of the strength of our digital channels and a higher level of automation in the different cost centers. Personnel expenses decreased 4.6% in the quarter compared to 2Q22 in line with lower inflation in 3Q22 and lower severance expenses.

Administrative expenses increased 11.5% in 9M22 compared to the same period of 2021, and increased 22.3% in 3Q22 compared to 3Q21 and 12.7% compared to 2Q22. During the quarter, the Bank had higher expenses related to the maintenance of fixed assets and an increase in spending on IT and communications, as it continues to focus on improving digital platforms for our customers and employees. The strong increase in the client base also influenced the increase in administrative expenses as well as the increase in inflation and the depreciation of the Chilean peso of 5.1% compared to June 2022 and 19.4% compared to September 2021 as a significant percentage of outsourced IT, communications and data processing expenses that are denominated in dollars.

Amortization expense increased 6.3% in 9M22 compared to the same period in 2021 and decreased 0.1% compared to 3Q21 and 1.2% compared to 2Q22. The quarterly decrease is mainly due to lower equipment depreciation while the year-on-year increase is explained by higher software amortization due to digital banking developments as part of our plan to improve productivity.

Other operating expenses increased 4.4% in 9M22 compared to the same period in 2021. This increase was mainly due to higher expenses in cybersecurity insurance as the Bank increases its client base. In the quarter, other operating

expenses decreased 27.0% compared to 3Q21 and 20.7% compared to 2Q22, mainly due to a release of provisions for other non-credit contingencies due to the reversal of provisions for future compensation for years of service in line with the reduction of personnel in the quarter.

Other operating income, income from investments in companies and taxes

In these items we highlight the higher result from investments in companies due to the better results of Transbank in the quarter. As a reminder, we have a 25% stake in Transbank, and the Bank is in the process of selling their stake in this company. Our investment in Transbank was recognized as a discontinued operation since June 2019, but because the sale has been delayed, in 4Q21 the Bank re-recognized Transbank's results as Income from investments in associates.

Accounting financial information:

Other operating income and taxes

	YTD		Chg. %	Quarterly			Chg. %	
Ch$ million	Sep-22	Sep-21	Sep-22/ Sep-21	3Q22	2Q22	3Q21	3Q22/ 3Q21	3Q22/ 2Q22
Other operating income	2,619	1,056	148.0%	1,378	1,020	316	728.6%	156.6%
Income from investment in associates	6,249	1,440	333.9%	1,856	3,033	515	1113.3%	106.0%
Results from non-current assets and non-continued operations	4,327	799	441.5%	6,280	(1,053)	(42)	(10355. 5%)	(510.9%)
Income tax	**(96,679)**	**(153,618)**	**(37.1%)**	**(10,533)**	**(35,036)**	**(50,034)**	**93.2%**	**175.9%**
Effective tax rate	**11.9%**	**21.7%**		**5.3%**	**10.8%**	**21.8%**		

Income tax expense in 9M22 totaled Ch$96,679 million, a decrease of 37.1% compared to the same period in 2021. In 3Q22, income tax expense totaled Ch$10,533 million, a decrease of 93.2 % compared to 3Q21 and 175.9% compared to 2Q22. For tax purposes, our capital must be updated by the CPI, therefore, when the CPI is high, the effective tax rate tends to be lower.

Non-accounting financial information:

Taxes YTD[1]

Ch$ million	Sep-22	Sep-21	Change % Sep-22/Sep-21
Income before tax	815,739	707,180	**15.4%**
Price level restatement of capital[1]	(512,078)	(172,929)	196.1%
Other permanent differences, deferred taxes	54,408	34,704	56.8%
Adjusted income before tax	**358,069**	**568,955**	**(37.1%)**
Tax rate	27.0%	27.0%	0pb
Income tax	**(96,679)**	**(153,618)**	**(37.1%)**

Effective tax rate	**11.9%**	**21.7%**	**-985pb**

1. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied on income before tax after monetary correction of capital. For more information see Note 18 of the Consolidated Interim Financial Statements.

Section 5: Guidance

Given the above, the expectations of the Bank for volume growth and income for 2022 are as follows:

Indicator	Guidance	Key factor
Loans	8-10% based on GDP growth of 1.5% and inflation of 12%	Economic growth. Inflation rate and exchange rate
NIM	3.3% due to the impact of the higher monetary policy rate, mitigated in part by the higher inflation.	Inflation rate and speed of MPR increases. Loan and funding mix
Non- NII	15% growth this year.	Client growth and product usage
Costs	Increasing below inflation	Inflation, headcount, exchange rate, productivity and, investment plans
Cost of credit	A cost of risk of 0.9%-1.0% with asset quality normalizing to pre-pandemic levels.	Increase in provisions and growth of loans. Evolution of economy and unemployment.
ROE	ROE of 21%-22% in 2022 and medium-term ROAE of 17-19%.	Growth of income and equity. Dividend policy
CET1	Finishing the year > 10%	ROE, growth of equity and risk-weighted assets and dividend policy. Capital management

And for 2023 our expectations are:

Indicator	Guidance	Key factor
Loans	~5% growth	Economic growth.
NIM	3.0% NIM under current macro assumptions for rates and inflation. First half of the year below, to later recover in the second half.	Inflation rate and speed of MPR increases. Loan and funding mix
Non- NII	15%-20% growth.	Client growth and product usage
Costs	Increasing below inflation	Inflation, headcount, exchange rate, productivity and, investment plans
Cost of credit	A cost of risk of 1.0%-1.1% with asset quality normalizing to pre-pandemic levels.	Increase in provisions and growth of loans. Evolution of economy and unemployment.
ROE	ROE of 18.5%.	Growth of income and equity. Dividend policy
CET1	Finishing the year > 10%	ROE, growth of equity and risk-weighted assets and dividend policy.

Section 6: Risks

The management of risks in the first quarter of 2022 has centered on the protection of our groups of interest in an environment that is still affected by the COVID-19 pandemic and its consequences.

A. Credit risk

Estimation of expected loss:

The estimation of provisions is based on models of expected loss, in line with Chapter B1 of the FMC's Accounting Standards Compendium. The loan portfolio is divided into individually and collectively analysed loans. Within each group, there are different provision models for consumer loans, mortgages, and commercial loans. The provisions of the majority of loans are determined, in simple terms, through the following formula of expected loss.



PROVISIONS
=
EXPOSURE
x
PROBABILITY OF NON-COMPLIANCE
x
SEVERITY
Value of the loan.
Probability % of debtor falling into non-compliance. This probability is determined depending on what type of client they are and their historical behavior, among other variables.
Loss incurred once the customer is already in default, determined with historical data.

Provisions for individual assessments

According to the FMC, an individual assessment of commercial debtors is necessary for companies that, due to their size, complexity, or level of exposure, must be analysed in detail. The debtors' analysis is primarily focused on their creditworthiness. Therefore, they are classified in the corresponding risk category and by their respective credit transactions and contingent loans before being assigned to one of the following portfolio categories: Normal, Substandard, and Impaired portfolio. For this assignation, several risk factors are considered: the industry or economic sector, their business, partners and management's situation, financial situation, payment ability, and payment performance. Thus, the portfolio assignations are:

- **Normal Portfolio:** it considers debtors whose payment ability enables them to meet their obligations and commitments and in which there is no foreseeable alteration regarding their economic and financial situation. The classifications assigned to this portfolio are categories from A1 to A6.
- **Substandard Portfolio:** it includes debtors with financial difficulties or significant deterioration in their payment ability and of which there is reasonable doubt concerning their future reimbursement of the principal and interests within the contractual terms, displaying a limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

- **Impaired Portfolio:** it includes debtors and related loans where recovery is considered remote, as they display a reduced or null repayment capacity. This portfolio encompasses debtors who have stopped paying their loans or show clear signs they will stop paying, as well as those who require forced debt restructuring, reducing the due obligation or delaying their principal repayment or interests; and any other debtor who is beyond 90 days overdue in their payment of interests or principal. The classifications assigned to this portfolio are categories from C1 to C6.

As part of the individual assessment of debtors, the Bank classifies them into the following categories, assigning them a percentage for the probability of default and loss given default (severity), which results in percentages of expected loss.

Portfolio	Debtor's Category	Probability of Default (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

To calculate the provisions to cover an impaired portfolio, firstly, an expected loss rate is determined by calculating the amounts recoverable through financial guarantees and deducting the present value of recoveries obtained through collection services after related expenses. Once the expected loss range is determined, the corresponding provision percentage is applied over the exposure amount, which encompasses loans and contingent loans of the same debtor. The provision rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Provision
C1	Up to 3%	2%
C2	3% to 20%	10%
C3	20% to30%	25%
C4	30% to 50%	40%
C5	50% to 80%	65%
C6	Above 80%	90%

All debtors' loans are to be maintained in the impaired portfolio until their payment ability or performance is normalised, irrespective of penalty procedures for each loan, particularly those that meet the conditions of Title II of Chapter B-2 of the CNC.

Provisions for group assessments

Group assessments are appropriate to address a large volume of transactions that have small individual balances belonging to individuals or small companies. To determine their provisions, group assessments require the clustering of debtors with similar characteristics in terms of debtor type and loan commitments in order to determine both the group's payment behaviour and the recovery of defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the debtor's characteristics, payment history, outstanding loans, and defaults, among other relevant factors.

The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate the provisions of the group assessment portfolio. This considers commercial loans for debtors that are not assessed individually, mortgage and consumer loans (including instalment loans, credit cards and overdraft lines). Such methodology allows the Bank to independently identify the portfolio's performance in the year and thus determine the provision required to cover losses manifested within one year starting from the balance date.

The customers are segmented according to their internal and external characteristics into clusters or profiles to differentiate each portfolio's risk in a more appropriate and orderly manner (customer-portfolio model). This is known as the profile allocation method, which is based on a statistical construction model that, through logistic regression, establishes relations between variables –such as default, external performance, and socio-demographic data, among others – and a response variable that determines the client's risk, in this case a default equal or beyond 90 days. After this, common profiles are defined and assigned a Probability of Non Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Once the customers have been profiled and assigned a PNP and a SEV in terms of their loan's profile, the exposure of default is calculated. This estimation includes the customer's book value of loans and accounts receivables added to contingent loans, minus any recoverable amount through collateral enforcement (for credits other than consumer loans).

Notwithstanding the above, to constitute provisions concerning commercial and housing loans, the Bank must establish minimum provisions adhering to the standard method set by the FMC for these types of loans. While such standard model constitutes a minimum prudential baseline, it does not relieve the Bank of its responsibility to have its own internal methodologies for determining sufficient provisions protecting this portfolio's credit risk.

The impaired portfolio includes all current and contingent loans of those debtors who are more than 90 days past due in the payment of any interest or principal. It also includes debtors who have been granted a loan to refinance a loan more than 60 days past due and debtors who have undergone forced debt restructuring or partial debt forgiveness.

On April 27, 2022, in the last amendment to the Compendium of Accounting Standards (CNC) for Banks, it was established that the formation of the group portfolio for commercial exposures, other than student loans, associated with the same counterparty, should not pass a threshold of 20,000 UF and 0.2% of the group portfolio. For the calculation of the exposure to the same counterparty, that which is obtained in an aggregate manner must be considered, making use of the definition of business group issued by the Commission. The Bank has implemented this modification, generating a net impact of Ch$2,344 million in higher provisions for credit risk.

a)Loans and accounts receivable from customers September 30, 2022 (Ch$ million)	Assets before allowances					Total	Established allowances					Subtotal	Deductible guarantees FOGAPE Covid-19	Total	Net financial assets
	Normal portfolio		Substandard portfolio	Impaired portfolio			Normal portfolio		Substandard portfolio	Impaired portfolio					
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	7,977,561	4,003,230	917,593	552,866	299,193	**13,750,443**	63,331	70,583	28,579	174,790	152,147	**489,430**	21,798	**511,408**	**13,239,035**
Chilean export foreign trade loans	767,344	9,502	45,833	3,009	1,642	**827,330**	14,908	299	2,569	1,568	1,285	**20,629**	-	**20,629**	**806,701**
Chilean import foreign trade loans	901,516	51,874	7,958	20,016	1,889	**983,253**	19,372	1,420	820	11,811	1,281	**34,704**	-	**34,704**	**948,549**
Foreign trade between third parties	2,392	-	-	-	-	**2,392**	54	-	-	-	-	**54**	-	**54**	**2,338**
Checking accounts debtors	149,222	40,180	12,061	2,711	6,422	**210,596**	1,561	1,280	1,260	1,592	5,043	**10,736**	-	**10,736**	**199,860**
Credi card debtors	26,778	83,949	2,547	984	6,617	**120,875**	669	2,866	286	448	4,997	**9,266**	-	**9,266**	**111,609**
Factoring transactions	873,524	44,804	11,036	4,991	1,143	**935,498**	7,574	1,005	833	3,416	411	**13,239**	-	**13,239**	**922,259**
Leasing transactions	935,533	213,256	140,480	74,546	9,806	**1,373,621**	3,975	4,497	2,507	9,889	6,542	**27,410**	44	**27,454**	**1,346,167**
Student loans	-	46,823	-	-	7,348	**54,171**	-	1,538	-	-	1,885	**3,423**	-	**3,423**	**50,748**
Other loans and accounts receivable	5,180	259,015	1,749	7,378	3,096	**276,418**	48	2,642	517	5,039	1,894	**10,140**	-	**10,140**	**266,278**
Subtotal	**11,639,050**	**4,752,633**	**1,139,257**	**666,501**	**337,156**	**18,534,597**	**111,492**	**86,130**	**37,371**	**208,553**	**175,485**	**619,031**	**22,022**	**641,053**	**17,893,544**
Mortgage loans															
Loans with letters of credit	-	2,314	-	-	126	**2,440**	-	4	-	-	29	**33**	-	**33**	**2,407**
Mortgage transferable mutual loans	-	2,344	-	-	276	**2,620**	-	4	-	-	83	**87**	-	**87**	**2,533**
Mortgage mutual loans financed through mortgage finance bonds	-	85,589	-	-	1,809	**87,398**	-	140	-	-	207	**347**	-	**347**	**87,051**
Other mortgage mutual loans	-	14,717,879	-	-	375,832	**15,093,711**	-	26,614	-	-	73,844	**100,458**	-	**100,458**	**14,993,253**
Mortgage financial leasing	-	-	-	-	-	-	-	-	-	-	-	**-**	-	-	**-**
Other loans and accounts receivable	-	80,056	-	-	3,863	**83,919**		84	-	-	1,115	**1,199**	-	**1,199**	**82,720**
Subtotal	-	**14,888,182**	**-**	**-**	**381,906**	**15,270,088**	**-**	**26,846**	**-**	**-**	**75,278**	**102,124**	**-**	**102,124**	**15,167,964**
Consumer loans															
Installment consumer loans	-	3,410,176	-	-	140,558	**3,550,734**	-	95,813	-	-	87,784	**183,597**	-	**183,597**	**3,367,137**
Current account debtors	-	143,978	-	-	5,135	**149,113**	-	7,886	-	-	4,058	**11,944**	-	**11,944**	**137,169**
Credit card debtors	-	1,324,485	-	-	17,264	**1,341,749**	-	34,838	-	-	13,565	**48,403**	-	**48,403**	**1,293,346**
Consumer leasing transactions	-	2,586	-	-	6	**2,592**	-	28	-	-	4	**32**	-	**32**	**2,560**
Other loans and accounts receivable	-	203	-	-	366	**569**	-	18,402	-	-	8,796	**27,198**	-	**27,198**	**-26,629**
Subtotal	-	**4,881,428**	**-**	**-**	**163,329**	**5,044,757**	**-**	**156,967**	**-**	**-**	**114,207**	**271,174**	**-**	**271,174**	**4,773,583**
TOTAL	11,639,050	24,522,243	1,139,257	666,501	882,391	38,849,442	111,492	269,943	37,371	208,553	364,970	992,329	22,022	1,014,351	37,835,091

Credit quality of debtors

At the end of September 2022, the NPL ratio began to increase after historically low levels of 1.2% as of December 2021 to 1.5% as of June 2022 to 1.7% as of September 2022. At the same time, the impairment ratio ended at 4.4% in September 2022, down from 4.5% in December 2021 and 4.7% in June 2022 due to a more favorable evolution of clients that had re-financed a loan obligation in the past. As household liquidity normalizes following withdrawals from pension funds and emergency family income in 2021 and the economy begins to slowdown, asset quality is expected to return to pre-pandemic levels. The coverage ratio, including additional provisions, reached 199.6% in September 2022 and the expected loss ratio (credit risk provisions divided by total loans) remained stable at 2.6%.

1. Includes interbank loans.
2. Adjusted to include Ch$ 16.000 million in additional provisions since 4Q19, Ch$ 30,000 million in 2Q20, Ch$ 30,000 million in 3Q20, Ch$ 50,000 million in 4Q20, Ch$ 24,000 million in 1Q21, Ch$ 18,000 million in 2Q21 and Ch$ 30,000 million in 3Q21, Ch$60,000 million in 4Q21, and the Ch$ 35,000 million in 2Q22

Asset credit quality

Ch$ million	Sep-22	Jun-21	Dec-21	Var % Sep- 22/ Sep-21	Var % Sep-22/ Dec-21
Total loans[1]	38,849,497	38,156,933	36,529,286	6.4%	1.8%
Loan loss allowances (LLAs)[2]	(1,014,351)	(1,016,473)	(958,761)	5.8%	(0.2%)
Non-Performing Loans[3] (NPLs)	**655,007**	**559,508**	**449,835**	**45.6%**	**17.1%**
Consumer NPLs	78,301	66,106	43,626	79.5%	18.4%
Commercial NPLs	413,582	355,663	301,984	37.0%	16.3%
Mortgage NPLs	163,124	137,739	104,225	56.5%	18.4%
Impaired loans[4]	**1,728,314**	**1,783,876**	**1,652,788**	**4.6%**	**(3.1%)**
Consumer impaired loans	163,329	164,400	154,722	5.6%	(0.7%)
Commercial impaired loans	1,183,079	1,194,622	1,105,110	7.1%	(1.0%)
Mortgage impaired loans	381,906	424,854	392,956	(2.8%)	(10.1%)
Expected loss ratio[5] (LLA / total loans)	**2.6%**	**2.7%**	**2.6%**		
NPL ratio (NPL / total loans)	**1.7%**	**1.5%**	**1.2%**		
Consumer NPL ratio	1.6%	1.3%	0.9%		
Commercial NPL ratio	2.2%	1.9%	1.7%		
Mortgage NPL ratio	1.1%	0.9%	0.8%		
Impaired loan ratio (impaired / total loans)	**4.4%**	**4.7%**	**4.5%**		
Consumer impaired ratio	3.2%	3.2%	3.1%		
Commercial impaired ratio	6.4%	6.5%	6.2%		
Mortgage impaired ratio	2.5%	2.9%	2.8%		
NPL coverage ratio[6]	**199.6%**	**227.8%**	**270.5%**		
Coverage ratio without mortgages[7]	241.6%	274.7%	327.8%		
Consumer coverage ratio[8]	428.1%	435.2%	666.6%		
Commercial coverage ratio[9]	206.3%	244.9%	278.8%		
Mortgage coverage ratio[10]	73.0%	84.1%	80.6%		

3. Amount includes gross loans with at least one installment 90 days overdue.

4. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

5. LLA / total loans. Measures the percentage of loan the bank has provisions given internal models and FMC regulations. Adjusted to include Ch$ 16,000 million in additional provisions since 4Q19, Ch $ 30,000 million in 2Q20, Ch$ 30,000 million in 3Q20, Ch$ 50,000 million in 4Q20, Ch $ 24,000 million in 1Q21, Ch$ 18,000 million in 2Q21 and Ch$ 30,000 million in 3Q21 and the Ch$60,000 million in 4Q21.

6. LLA / NPLs. Adjusted to include Ch$ 16,000 million in additional provisions since 4Q19, Ch$ 30,000 million in 2Q20, Ch$ 30,000 million in 3Q20, Ch$ 50,000 million in 4Q20, Ch$ 24,000 million in 1Q21, $ 18,000 million in 2Q21 and Ch$ 30,000 million in 3Q21, the Ch$60,000 million in 4Q21 and the Ch$ 35,000 million in 2Q22.

7. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Includes the additional provision of Ch$70,000 billion in commercial and the liberation of Ch$10,000 million for consumer in 4Q20,

Ch$20,000 million of additional provisions per portfolio in June and July 2020, Ch$16,000 million in 4Q19, the Ch$24,000 million in 1Q21, the Ch$18,000 million in 2Q21, the Ch$30,000 million in 3Q21, the Ch$60,000 million in 4Q21 and the release of Ch$10,000 million in 2Q22 in the commercial loan portfolio and the constitution of Ch$38,000 million in 2Q22 in the consumer portfolio.

8. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$16,000 million in 4Q19, Ch$10,000 million in June 2020, Ch$10,000 million in July 2020 and the liberation of Ch$10,000 million in additional provisions in 4Q20, and the Ch$ 38,000 million in 2Q22.

9. LLA of commercial loans/ commercial NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020, the Ch$70,000 million in 4Q20, the Ch$24,000 million in 1Q21, the Ch$18,000 million in 2Q21, the Ch$30,000 million in 3Q21, Ch$60,000 million in 4Q21, and the release of Ch$10,000 million in 2Q22.

10. LLA of mortgage loans/mortgage NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020, the Ch$10,000 million in 4Q20 and the Ch$ 7,000 million in 2Q22.

Distribution by economic sector

The Bank's portfolio is also highly diverse in terms of economic sector, with no particular industry representing a significant portion, therefore increasing the possibility of maintaining a stable loan book through time.



Manufacturing 4%
Mining 1%
Electricity, gas, and water 2%
Agriculture and livestock 2%
Forestry 0%
Fishing 1%
Transport 2%
Communications 1%
Construction 3%
Trade 9%
Services 21%
Other 3%
Mortgage 38%
Consumer 13%

B. Market risk

There are four significant market risks that may affect the Bank: liquidity, exchange rate, inflation, and interest rate. The measure and control of market risks are the responsibility of Market Risk Management, which is part of the Risk Division. The limits are approved by the various committees in charge, with responsibility falling primarily under the Market Committee and the Asset and Liabilities Committee (ALCO). The main market risks are also reviewed by the Comprehensive Risk Committee.

Liquidity Risk

The Finance Division manages the liquidity risk using a liquid assets portfolio to ensure the Bank always keeps enough liquidity to cover short-term fluctuations and long-term financing while adhering to regulatory internal liquidity requirements. It is also the area in charge of managing the Bank's balance sheet, particularly in regards to liquidity and sensitivity analysis. This area has the following functions, which are supervised and controlled by the ALCO and the Risk Division:

- Optimization of the cost of liabilities, seeking the most efficient financing strategies, including the issuance of bonds and bank lines.
- To handle short-and long-term liquidity regulatory limits.
- Management of inflation risk.
- To manage the risk of local and foreign currency rates.

The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses. On the basis of that information, the Financial Management Division maintains a portfolio of liquid short–term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. The business units' liquidity needs are met through short–term transfers from the Financial Management Division to cover any short–term fluctuations and long–term financing to address all the structural liquidity requirements.

The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the close of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used. The liquidity policy and procedures are subject to review and approval by the Bank's Board. Periodic reports are generated by the Market Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review.

The Bank relies on demand deposits from Retail, Middle-Market and Corporates, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short–term nature of these deposits increases the Bank's liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management.

High-Quality Liquid Assets

High-Quality Liquid Assets (HQLA) are an essential component in liquidity risk management. They consist of balance sheet assets, mainly comprised of financial investments that are not consigned as collateral, have low credit risk, and

have a deep secondary market. According to the Basel III standards, these assets are divided into three levels, with Tier 1 assets being the most liquid and Tier 3 assets being the least liquid.

As of the September 30, 2022 the Bank's HQLA amounted to Ch$ 6,838,424 million and corresponded primarily to Level 1 liquid assets, mainly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the US Treasury.

Liquid Assets (Consolidated Ch$ million)


Tier 2: Fixed income, 9,069
Tier 1: Available, 712,851
Tier 1: Fixed income, 5,420,688

In terms of liquidity, the main metrics that the Bank's Finance Division manages are:

1. Liquidity Coverage Ratio (LCR)
2. Net Stable Finance Ratio (NSFR)

LCR

Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. As of April 2019, Chilean banks began reporting their local LCR figures with a minimum level of 60% in 2020, 80% in 2021 and 100% in 2022. This indicator is required by the Basel III standards and provides a sustainable maturity structure for assets and liabilities, allowing banks to maintain a stable funding profile in relation to their activities.
As of September 30, 2022, this indicator for Banco Santander Chile was 198.6%, above the minimum. This is a reflection of the conservative liquidity requirements set by the Board through the ALCO committee.

Evolution of the LCR


171.0%
148.91%
146%
153.3%
198.6%
Sep/21
Dec/21
Mar/22
Jun/22
Sep/22

NSFR

This indicator is a local regulatory version of the NSFR required by Basel III, which provides a sustainable maturity structure for assets and liabilities, so that banks maintain a stable funding profile in relation to their activities. As of September 30, 2022, the NSFR was at 115.6%. The limit for this indicator in 2022 was set at 60%.

Evolution of the NSFR


122%
111%
113%
108%
116%
Sep/21
Dec/21
Mar/22
Jun/22
Sep/22

Interest rate risk

For the financial management portfolio (bank book), the Bank has more liabilities than assets exposed to short-term rates, and from this, mismatches occur when there are rate adjustments. To manage this risk, Banco Santander performs a sensitivity analysis with respect to local and foreign currency. Through simulations, limits are set in relation to the maximum loss that rate movements may have on capital and net financial income budgeted for the year.

	September 30, 2022	
	Effect in net interest income	Effect on capital
Financial management portfolio – local currency (in millions of Ch$)		
Loss limit	33,550	95,710
High	26,876	61,614
Low	20,356	39,957
Average	23,526	48,537
Financial management portfolio – foreign currency (in millions of U.S.$)		
Loss limit	43,618	49,434
High	9,713	33,388
Low	1,005	20,768
Average	4,059	28,859
Financial management portfolio – consolidated (in millions of Ch$)		
Loss limit	33,550	95,710
High	28,699	76,738
Low	20,065	56,857
Average	24,202	68,263

The Bank also manages its short- and long-term exposure to interest rates according to the FMC and Central Bank regulations, both for the trading portfolio and for the banking book. At the end of September2022, the banking book had an available margin of 44.0% for short-term exposure and 51.1% for long-term exposure.

Regulatory market risk	**As of September 30. 2022**
Ch$ million	
Market risk of the trading portfolio (ERM)	
Exposure to interest rates of the trading portfolio	480,364
Exposure to currrencies of the trading portfolio	3,744
Risk from interest rate options	
Risk from foreign currency options	2,094
Total market risk from the trading portfolio	**486,202**
Risk weighted assets	**6,077,533**
Market risk of non-trading portfolio	
Exposure to short term interest rates	196,977
Exposure to inflation risk	148,174
Exposure to long term interest rates	1,126,042
Total market risk of non-trading portfolio	**1,471,193**
Regulatory limit of exposure to short term interest rate risk and inflation risk	
Exposure to short term interest rate risk	345,151
Exposure to inflation risk	148,174
Limit: 35% of (net income from interest and readjustments and net fees sensitive to interest rates)	616,750
Disposible margin	**44.04%**
Regulatory limit of exposure to long term interest rate risk	
Exposure to long term interest rate risk	1,126,042
35% of regulatory capital	2,303,059
Disposible margin	51.11%

In the case of the trading portfolio, this risk is managed through Value at Risk (VaR) limits, where it remained within the established risk limits.

VaR trading portfolio

	As of September 30, 2022 US$ million
Fixed-income investments	
High	8.89
Low	2.06
Average	3.41

Exchange rate risk

Due to the rules established by the Assets and Liabilities Committee (ALCO) and the Markets Committee, the Bank must not have a significant exposure to foreign currencies; therefore, all exchange rate risk is included in the trading portfolio and is measured and controlled with Value at Risk (VaR) limits.

	As of September 30, 2022 US$ million
Foreign currency investments	
High	3.33
Low	0.22
Average	1.04

Consolidated VaR

The following table shows the evolution of the Bank's consolidated VaR of the trading portfolio, which includes the exchange rate risk and the interest rate risk of the trading portfolio.

VAR	As of September 30, 2022 US$ million
Consolidated VAR	
High	9.59
Low	2.04
Average	3.90
Fixed-income investments	
High	8.89
Low	2.06
Average	3.41
Variable-income investments	
High	0.04
Low	-
Average	0.01
Foreign currency investments	
High	3.33
Low	0.22
Average	1.04

Inflation risk

The bank has assets and liabilities that are readjustable according to the variation of the Unidad de Fomento (UF). In general, the Bank has more assets than liabilities in UF and, therefore, moderate rises in inflation have a positive effect on income from readjustments, while a fall in the value of the UF negatively affects the margin of the Bank. To manage this risk, the ALCO establishes a set of limits on the difference between assets and liabilities denominated in UF.


GAP UF
11,000,000
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
UF Gap (Ch$ mn)
5,818,955
10,127,324
6,954,803
Jan/20
Mar/20
May/20
Jul/20
Sep/20
Nov/20
Jan/21
Mar/21
May/21
Jul/21
Sep/21
Nov/21
Jan/22
Mar/22
May/22
Jul/22
Sep/22

Operational risk

Overall, the COVID-19 pandemic has resulted in increased exposure to inherent operational risk, although the Bank has established greater oversight over controls in order to maintain pre-COVID-19 operational risk levels, in addition to reinforcing existing ones. In general, the indicator of operational risk events on operating income has remained stable and below the system average. As of September 30, 2022, operating loss increased 6.8% compared to the same period last year explained by an increase in fraud and labor related losses. Close monitoring has been carried out on the following aspects:

- Effective business continuity plans to support our employees, customers and businesses.
- Increased technological support to ensure adequate customer service and the correct provision of services, especially in online banking and call centers.
- Transaction processing risk increases due to the volume of new loans and multiple changes to existing portfolios stemming from public aid programs and domestic policies.
- Internet and card fraud prevention.
- There have been no major events related to the COVID-19 situation.

Net losses from operational risks

	Sept-22	Sept-21	Sept-22/Sept-21
Fraud	3,394	1,505	125.5%
Labor related	4,790	2,584	85.4%
Client / product related	121	(10)	(1314.6%)
Damage to fixed assets	143	163	(12.3%)
Business continuity / systems	878	96	815.0%
Processing	1,553	5,845	(73.4%)
Total	**10,879**	**10,183**	**6.8%**

Section 7: Credit risk ratings

During the quarter Moodys lowered the sovereign rating of Chile and therefore also downgraded our rating to A2. At the same time the outlook was changed to stable. The Bank has the following credit risk ratings:

International ratings

Moody's	Rating
Bank Deposit	A2/P-1
Baseline Credit Assessment	Baa1
Adjusted Baseline Credit Assessment	Baa1
Senior Unsecured	A2
Outlook	Stable

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A-
Long-term Local Issuer Credit	A-
Short-term Foreign Issuer Credit	A-2
Short-term Local Issuer Credit	A-2
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

HR Ratings	Rating
HR	AA-
Outlook	Stable

KBRA	Rating
Senior Unsecured Debt	A
Outlook	Stable

Local ratings

Local ratings	Feller Rate	ICR
Shares	Nivel 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

Section 8: Share performance

As of September 30, 2022

Ownership Structure


Free float
33%
Santander
Group
67%

Average daily traded volumes LTM 9M22


US$ million, Last Twelve Months
16.3
9.5
6.7
Sep/22
NYSE
Bolsa de
Santiago

Total shareholder return


Santander ADR vs. SP500 (Base 100 = 12/31/2021)
BSAC
SP500
150
130
110
90
70
50
89.85
76.1
31-12-2021
31-01-2022
28-02-2022
31-03-2022
30-04-2022
31-05-2022
30-06-2022
31-07-2022
31-08-2022
30-09-2022

Total shareholder return


Santander vs. IPSA Index (Base 100 = 12/31/2021)
BSAN
IPSA
140
130
120
110
100
90
80
118.9
99.97
31-12-2021
31-01-2022
28-02-2022
31-03-2022
30-04-2022
31-05-2022
30-06-2022
31-07-2022
31-08-2022
30-09-2022

Share Price

ADR Price (US$) 9M22	
09/30/2022:	14.01
Maximum (9M22):	22.72
Minimum (9M22):	13.51

Local Share Price (Ch$) 9M22	
09/30/2022	33.82
Maximum (9M22):	45.43
Minimum (9M22):	33.01

Stock Information

Market Capitalization:	US$6,789 million
P/E 12month trailing*:	7.0x
P/BV ((09/30/2022)**:	1.70
Dividend yield***:	5.5%

* Price as of September 30, 2022 / 12mth. earnings

** Price as of September 30, 2022 /Book value as of 09/30/2022

***Based on closing price on record date of last dividend payment

Dividends

Year paid	Ch$/share	% of previous year's earnings
2019	1.88	60%
Apr & Nov 2020	1.76	60%
2021	1.65	60%
2022	2.47	60%

Annex 1: Strategy and Responsible Banking

Our strategy

Our success is based on our clear purpose, mission and style in everything we do.
We are building a more responsible bank.

For six years, The Santander Way has been guiding employees in the organization. This model comprises mission, vision, values, risk culture, and behaviors.

Companies with a solid internal culture attract and retain talent and perform better. Behaviors have, therefore, 'evolved' in The Santander Way, enabling us to face future challenges marked by our attention to the customer.

Purpose

To help people and businesses prosper

Mission

To be the best bank, acting responsibly and gaining the loyalty of its customers, shareholders, employees and communities.

Our style

Simple: To offer customers products that are easy to understand and to be efficient and decisive in providing solutions to their needs. To do this, Santander needs its systems and processes to be simple to operate, enabling its employees to deliver clear answers with the agility that customers require.

Personal: To have differentiated service models, offering each customer a tailor-made service adapted to their individual needs. It is also the commitment with the Bank's collaborators so they can develop their full potential and achieve their professional goals.

Fair: To play fair, respecting and enforcing the rules. It's fairplay. Santander must be transparent in its relations with its stakeholders and fulfil its promises, contributing to the community.

Our seal

Excellence in execution.

The evolved behaviors have been created around a single word: 'T.E.A.M.S'.

T

Think Customer

- I take care of the relationship with my clients, and I do my best to gain their trust and loyalty.
- Keeping the customer in mind means going above and beyond to gain the loyalty and trust of the people we serve.

E

Embrace Change

- I face new challenges and look for new ways of doing things as an opportunity to grow.
- Change requires effort and will inevitably meet with some resistance. The challenge is to address it with a mindset focused on opportunity.

A

Act Now

- I take the initiative with responsibility and keep things simple.
- Growing companies move as an agile collective, without bureaucracy and complicated processes. That's the way we should be.

M

Move together

- I promote collaboration and work together with my colleagues to achieve common goals.
- The best teams make the most of each member's capabilities to achieve their goals.

S

Speak up

- I express my ideas and concerns with respect and no strings attached. Therefore, I feel comfortable receiving and giving feedback.
- We all have to express ourselves. If problems, ideas and solutions are not shared, things will never get better.

Responsible Banking

Santander has determined two fundamental challenges concerning responsible banking:

Challenge 1: New business environment

The development of responsible banking requires a solid and wellfounded culture that can counter the new demands of an increasingly changing and competitive business environment that can foster trust and support from the groups of interest. Accordingly, Santander has learned to assemble these various aspects into a work culture that can be summarised in three words: Simple, Personal and Fair.

Challenge 2: Inclusive and sustainable growth

Santander acknowledges that inclusive growth is more than just satisfying customers' needs. Accordingly, it has always strived to help entrepreneurs create businesses and jobs, strengthen local markets, advance financial inclusion, contribute to people's education, promote individual and collective progress, and develop social investment programs. Likewise, its sustainable growth contributes to environmental care and climate change mitigation, promoting sustainable financing while considering the environment's risks and opportunities.

During 2022 the greatest milestone in Responsible Banking was:

We published the Integrated Annual Report for 2021

We published our Integral Annual Report 2021 which complies with the GRI and SASB standards. We are constantly seeking to publish more financial and nonfinancial information that are important for investment decisions today. Many of these indicators were verified externally by EY. Our latest report can be found in the following link: https://santandercl.gcs-web.com/financials/annual-reports

We received Top Employer Certification 2022

In the first quarter of 2022, for the third consecutive year were awarded as Top Employed by the Top Employer Institute, which recognizes companies with a strong value proposition for its employees as well as the conditions for career development.

The six Responsible Banking Principles define a global standard of what it implies to be a responsable bank and are aligned with the UN Sustainable Development Goals and the Paris Climate Agreement. These are:

Responsible Banking Principles

Alignment

Align the commercial strategy to be coherent with individuals' needs and society's goals.

Impact

To increase the positive impacts while reducing the negative effects of the organisation's activities, products, and services.

Clients

Work responsibly with clients to encourage sustainable practices and enable economic activities that create shared prosperity..

Transparency and responsibility

To periodically review the implementation of these principles and be transparent and responsible for the positive and negative impacts of the organisation. negativos de la organización

Corporate governance and setting of goals

Rely on effective corporate governance and a responsible banking culture.

Interested parties

Refer, participate, and collaborate proactively and responsibly with interested parties.

10 Responsible Banking Goals

Additionally, starting 2019 Santander set goals associated to responsible banking, aligned with people and the community.

Challenge	Goals	Progress
New business environment	1. **Be the best Company to work for in Chile.** We seek to maintain that leadership position.	For the third consecutive year, we received the Top Employer certification.
	2. **Increase the percentage of women in executive positions:** Achieve that 30% of women are in managerial positions by 2025.	Currently 28.3% of women are in managerial positions.
	3. **Eliminate the gender pay gap:** Our goal is to eliminate the gender pay gap by 2025. The Seal Iguala Conciliación from the Ministry of Gender and Equity gives us a pathway to advance forward.	We currently have a gender pay gap of 2.9%
Inclusive and sustainable growth	4. **Work to financially empower people:** Through our financial products such as Life we want to empower four million people by 2025.	Between 2019 and September 2022 we have financially empowered 2,272,158 people.
	5. **Grant sustainable financing to clients:** We have a goal for 2025 to finance our own projects and that of our clients for at least US$1.5 billion through our ESG framework.	By September 30, 2022, we have US$684.8 million in sustainable financing. In 2Q22 the Santander Group published our ESG framework, facilitating the issuance of ESG bonds going forward.
	6. **Increase energy from renewable sources:** We are committed to procure that 100% of energy comes from non-conventional renewable energy by 2025.	25.6% of our energy is from renewable sources. During this year, the bank will generate its own renewable energy, through a contract with Gasco Luz and Fourtrees Capital to build six solar plants of 300kW each in the regions of Coquimbo, Valparaiso and the Metropolitan region.
	7. **Be carbon neutral:** We are part of the Group's goal to be carbon neutral by 2050. Our goal is to be carbon neutral by 2025, without the need to compensate for our carbon footprint through carbon bonds.	Sin 2019 we mitigate 100% of our carbon footprint. Now we are in the process of classifying our loan book in order to measure the carbon footprint of our clients.
	8. **Eliminate single-use plastic waste in corporate buildings and branches.**	In 2021 we eliminated 100% of our single-use plastic waste.
	9. **Bestow scholarships, internships, and programs for entrepreneurs:** We want to grant 13,500 scholarships, internships and entrepreneur programs between 2019 and 2024.	Since 2019 to June 2022 we granted 10,884 education and entrepreneur scholarships in Chile.
	10. **Support people through community aid programs:** In social themes between 2019 and 2024 we want to support more than 500,000 people through our community programs.	Between 2019 and September 2022 we have supported 350,749 people through education programs and other means of support to benefit people in vulnerable situations.

ESG Indicators

As a result of the commitment Santander has to people, the environment and good corporate governance, manifested through the main sustainable development and responsible banking initiatives, Santander has achieved the following ESG indicators:

Dow Jones Sustainability Indexes

Included in Chile, MILA and Emerging Markets
International index that evaluates the sustainable development of the Environmental, Social and Governance aspects. Currently we have 77 points, and in the 91st percentile.

vigeo eiris


62
100
Advanced

MSCI


MSCI
ESG RATINGS
A
CCC
B
BB
BBB
A
AA
AAA

FTSE4Good

Included in the Latam Emerging and Global Emerging Indices. Positive evaluation in the Social and Environmental dimension compared to other Banks.

S&P IPSA ESG

SAM

Now a Part of S&P Global

A principio de 2021, la Bolsa de Santiago lanzó un nuevo índice S&P IPSA ESG. Chile es el tercer país latinoamericano en tener un índice que incorpora estas dimensiones y utiliza la misma metodología que el DJSI. De las 30 compañías que forman parte del IPSA, se incluyeron 26 empresas en este índice y Santander tiene el tercer mayor peso.

Strategic pillars

Clients

We want to offer innovative, sustainable financial solutions that have purpose and excellence while providing the best experience, earning our clients' loyalty.
Focus: Experience | Consultancy | Digital | Scale

Main KPIs

		2020 Results	2021 Results	September 2022 Results
Clients	NPS	51% Top 1 (Gap of 3 with second place)	60% Top 1 (Gap of 7 with second place)	57% Top 1 (Gap of 5 with second place)
	Total clients	3,607,609 (+5.5%)	4,116,301 (+14.1%)	4,024,633 (+0.2% YoY)
	Loyal clients	764,407 (+8.6%)	832,405 (+8.9%)	847,115 (+9.7% YoY)
	Digital clients	1,546,524 (+24.0%)	2,016,947 (+30.4%)	1,994,206 (+3.1% YoY)

Note: Comparison and year-on-year growth

During the quarter customers with current accounts (including Superdigital accounts) continued to grow, growing 14.0% YTD and 24.2% YoY, attracted by our digital product offering. Digital customers grew 3.3% YoY and loyal customers (individual customers who have 4 products or more with a minimum level of profitability and usage and companies with a minimum profitability and usage of products) grew 4.9% YoY.



Current accounts
Includes Superdigital
+24.2%
+14.0%
2,005
2,184
2,489
Sep/21
Dec/21
Sep/22



Total clients
+3.3%
-2.2%
4,015
4,116
4,025
Sep/21
Dec/21
Sep/22



Digital clients
+3.1%
-1.1%
1,934
2,017
1,994
Sep/21
Dec/21
Sep/22



Loyal clients
+4.9%
+1.8%
807
832
847
Sep/21
Dec/21
Sep/22

Number of thousands of clients

Launch of Prospera and Cuenta Pyme Life, our initiatives to bancarize SMEs and microentrepreneurs

According to a study by INE in 2019 there were some 745,000 formal microentrepreneurs. In the first quarter of 2022 we launched Prospera Cuenta Pyme Life, both initiatives to foster SME bankarization and supporting micro-entrepreneurs. Prospera is a simple current account to open without any minimum sales prerequisites for people that enables them to do transactions for their business easily. For a single payment of Ch$19,990 they receive a mobile POS that permits them to receive same day sale deposits and receive payments directly on their phone. Cuenta Pyme Life is for people that have a company open. In Chile, there is a government platform designed so

any one can open a company in one day, without any hassles or tedious paperwork. These same companies that are opened quickly and digitally also look to open an account in the same manner, just like Cuenta Pyme Life which is 100% digital. The first six months are free and these new companies gain access to a current account and debit card as well as Office Banking, the transactional platform from companies. Both alternatives are unique in the market, focused on micro entrepreneurs that are quickly cross-sold through a current account, debit account and Getnet. In the future, these clients will also have access to loans.

Life and Superdigital driving the opening of digital accounts

Santander Life continues to be the main contributor in new client growth due to the success of the Meritolife program of this product and the digital onboarding process of current account openings. The total number of Life clients as of September 2022 increased 28.8% YoY and in the third quarter 2022 Life opened 22,405 current accounts reaching a total of 1,058,389 clients. Santander Life clients are quickly monetized and have a high NPS score throughout the incorporation process.



Life Clients
1,058,389
900,065
484,992
135,126
31,972
Aug-18
Feb-19
Aug-19
Feb-20
Aug-20
Feb-21
Aug-21
Feb-22
Aug-22

Superdigital continues its acceleration in client acquisition with 30.350 new clients in the quarter, reaching a total of 364.834 clients. This prepaid digital account is an attractive alternative for clients with little access to the banking ecosystem especially during the pandemic when through the pandemic many could receive and manage their money from government initiatives. Additionally, Superdigital has important alliances with companies like Uber and Cornershop, attracting new clients. In January 2022 we signed an agreement with Todas Conectadas, a platform for women entrepreneurs in Latin America and the Caribbean by the United Nations, Mastercard and Microsoft. Superdigital will be the account that enables these women to receive payments, and have access to financial education classes and benefits, free of cost.



Superdigital clients
+69.5%
364,834
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22

Current account market share increases a 28.9%

As a result of our efforts, the market share of the Bank in current accounts continues to rise drastically. According to the latest information available, as of July 2022, the net current account openings were equivalent to over 41.5% of total accounts opened in the rest of the banking system in the last twelve months, reaching a market share of 28.9% in current accounts. These numbers do not include Superdigital since these are categorized as debit cards.

Furthermore, with the volatility in the exchange rate, we have seen increasing demand from clients for US$ current accounts.



US$ Current account market share Santander Chile2
+1630pb
23.5%
27.0%
32.9%
39.8%
Jul-19
Jul-20
Jul-21
Jul-22



Current account market share Santander Chile2
+750bp
21.4%
22.3%
28.8%
28.9%
Jul-19
Jul-20
Jul-21
Jul-22

The success of Getnet continues


Total POS
131,176
68,168
11,456
Jan-21
Mar-21
May-21
Jul-21
Sep-21
Nov-21
Jan-22
Mar-22
May-22
Jul-22
Sep-22

The entrance of Getnet in the acquiring market in Chile continues to show good results. The reception of clients has been high with over 131,000 POS installed for 111,000 clients, of which 92% are SMEs. Through Prospera, we have started selling mobile POS, a more compact POS, and currently we have sold over 1,000 of these mPOS.

Furthermore in 2Q22 Getnet launched ecommerce, attracting some 4,100 business with some Ch$ 723 million in sales in the month of September. Getnet has an NPS of 69 points, with over Ch$388 billion in monthly sales through our POS. A key characteristic has been receiving the deposit of sales up to 5 times a day including weekends. Getnet generated fees for about Ch$17,600 million in 2022 so far.

We continue to grow our Work/Café branches

With the pandemic, the Workcafé branch transformation continues. During the last year, we have opened 9 Workcafés, while we have closed 33 branches, mainly Select branches, aimed at higher income clients and traditional branches. In total, we currently have 306 branches, 9.7% less than last year.

Employees

We want to be the best company to work in Chile, committed to our SPF culture
Focus: Empathetic, committed, and flexible culture
| Leadership at the service of culture | Cultivate the vocation to learn

Main KPIs

		2020 Results	2021 Results	September 2022 Results
Employees	Commitment index	87% in 2019. During 2020, due to the pandemic a survey was not conducted	94%	This is now being measured on a quarterly basis through a new survey in order to have information in a timelier form. As of June, this measure was 80%
	Leadership index	87% in 2019. During 2020, due to the pandemic a survey was not conducted	95%	This is now being measured on a quarterly basis through a new survey in order to have information in a timelier form. As of June, this measure was 9/10.
	Diversity		21.5% in leadership positions 1.2% with disability	28.3% in leadership positions
	Gender pay gap		2.5%	2.9%

For more indicators on employees, please see the 10 Responsible Banking commitments.

Shareholderss

We want to be a more profitable and sustainable bank with solid capital levels and optimal management of all risks.
Focus: Profitability and sustainability | Risks and capital

Main KPIs

		2020 Results	2021 Results	September 2022 Results
Shareholders	ROE	14.5%	22.7%	25.9% (Top 3)
	Efficiency	40% (Top 1)	40.1% (Top 1)[1]	40.4%[1] (Top 3)
	Asset quality	NPL 1.4% (gap of 2 bps with Peer Group)	NPL 1.2% (gap of 17 bps with Peer Group)	1.7%
	Solvency CET1	10.7%	9.6%	10.1% (Minimum 10% at year-end)

1. Results for 2021 and September 2022, efficiency ratio is calculated as operational expenses divided by operational income.

Investor meetings

The Bank maintains constant communication with its analysts and investors. In the quarter, we had around 245 meetings and reached around 860 meeting this year so far. We started having once again physical meetings and attending conferences.

Community

We want to be recognised as a responsible bank committed to our community's well-being, encouraging environmental care and sustainable social development.
Focus: Environment | Social | Corporate governance

Main KPIs

		2020 Results	2021 Results	September 2022 Results
Community	Financial empowerment	921,779	1,693,277	2,272,158
	Support people through community aid programs.	103,792	281,212	350.749
	Sustainable financing		US$267.3 million	US$648.8 million as of September 2022
	Sustainability index	Percentile 90 DJSI Chile, MILA & Emerging Markets	Percentile 91 DJSI Chile, MILA & Emerging Markets	We are in the process of DJSI 2022
	BitSight Index	810	800	Index still not available for 2022

For more indicators on communities, please see the 10 Responsible Banking commitments.

Corporate governance

For more information on our corporate governance please see Section 3 of our Management Commentary for 1Q22.

For more information on the composition of our Board of Directors and organizational structure, please see Our Top Management on our IR website.

Latest events and material facts

During 2022 we also received the following awards:

- Euromoney awarded us Best Bank in Chile for 2022.
- Santander was recognized as best bank for Treasury and cash management in Chile by Global finance.
- Global Finance awarded us with a Sustainable finance award for Chile for 2022.
- Best digital bank in Chile for 2022 by Global Banking and Finance.
- Best Bank for SMEs in Chile by Global Finance

Also the Santander Group has announced a new corporate building for Santander Chile to be ready in 2026, involving an investment of US$ 350 million. The building will meet the highest standards of sustainability and energy efficiency.

Shareholders' meeting

In the Ordinary Shareholder's Meeting of Banco Santander Chile on April 27, 2022, along with the approval of the 2021 Consolidated Financial Statements, it was agreed to distribute 60% of earnings attributable to shareholders, which were Ch$774,959 million as of December 31, 2021. These earnings correspond to Ch$2.46741747 for each share. The remaining 40% were assigned to the Bank's reserves. In said Meeting, it was also commented on the option that the shareholders had to accept the total or partial amount of the dividend that corresponds to them, to the transitory and optional tax regime contemplated in the transitory article 25 of Law No. 21,210 that modernizes the Tax Legislation , considering the payment of a substitutive tribute of the final taxes for a rate of 30%.

The following was also approved:

- Determination of Board remuneration
- Appointment of external auditors: PricewaterhouseCoopers Consultores Auditores SpA were approved as auditors for the year 2022.
- Designation of local risk rating agencies Feller and ICR.
- Report of the Directors and Audit Committee, determination of the remuneration of its members and the budget of expenses for its operation for 2022.
- Give a report of the related party transactions.

Board of Directors

On March 22, 2022, in a session of the Board of Directors, it was agreed to summon the Ordinary Shareholders' Meeting, for April 27, 2022 in order to propose a distribution of profits and payment of dividends, taking it from 60% of the retained earnings as of December 31, 2021 equivalent to Ch$2.46741747 per share and propose that the remaining 40% of the profits for the year 2021 be used to increase the Bank's reserves.

On July 27, 2022, in an extraordinary session of the Bank's Board of Directors, the appointment of Mr. Román Blanco Reinosa as General Manager of the Bank was approved as of August 1, 2022, replacing Mr. Miguel Mata Huerta.

In an extraordinary session of the Board of Directors dated September 8, 2022, the reclassification of Ch$ 56,602 million from reserves to retained earnings of the Bank was approved, in order to face future payments of the bond without a fixed maturity term and in this way comply with what is established by the CMF.

In a Board meeting held on October 27, 2022, it was approved to transfer the amount of Ch$120,000 million from voluntary provisions of the commercial portfolio to voluntary provisions of the consumer portfolio, in four equal installments of Ch$30,000 million, the first of them as of September 30, 2022.

Subsidiaries

On July 25, 2022, at the Extraordinary Shareholders' Meeting of Santander S.A. Sociedad Securitizadora, an increase in the capital stock currently amounting to Ch$1,216,769,815 was approved, increasing it to the amount of Ch$1,726,769,815 divided into 280 common, nominative shares of the same series and without par value. The proposed capital increase, which reaches the amount of Ch$510,000,000, does not imply an issue of shares.

Bond issuances

During 2022, the Bank has issued current bonds in US$30,000,000 and JPY 3,000,000,000. The detail of placements made during this year is included in Note No. 22 of the financial statements.

Series	Currency	Original term	Annual issue rate	Issue date	Date of placement	Amount issued	Date of maturity
USD Bond	USD	3 years	SOFR+ 95 bps	20-04-2022	28-04-2022	30000,000	28-04-2025
JPY Bond	JPY	3 years	0.65%	08-09-2022	15-09-2022	3,000,000,000	15-09-2025

Other

On February 4, 2022, the Committee for the Setting of Limits on Interchange Rates resolved that the new limits for interchange rates will be: 0.6% for debit cards, 1.48% for credit cards, and 1.04% for payment cards with provision of funds. The Bank has estimated the effects of the implementation of these limits in relation to the results of the operations of means of payment in approximately Ch$29,000 million for the year 2022.

Material Facts:

22-03-2022	Ordinary meetings, citations, agreements and proposals. Pursuant to the provisions of articles 9 and 10 of Law No. 18,045, it is reported that in today's ordinary session, the Board of Directors of Banco Santander-Chile agreed to call an Ordinary Shareholders' Meeting, to be held solely and exclusively by means of remote communication, for Wednesday, April 27, 2022.
28-04-2022	Ordinary meetings, citations, agreements and proposals. Reports as an essential fact that the Ordinary Shareholders' Meeting was held on April 27, 2022, attaching a copy of the notice published on April 28 in the newspaper El Mercurio, where it communicates the agreement adopted at said meeting to distribute a dividend of $2 .46741747 per share, which is available to shareholders at the bank's headquarters or at any of its branches, both in the Metropolitan Region and in the rest of the country.
27-07-2022	**Changes to organizational structure** In accordance with the provisions of articles 9 or 10 of Law No. 18,045, on the Securities Market, and other pertinent legal regulations, I comply with informing you as an essential fact that Mr. Miguel Mata Huerta leaves the position of General Manager of Banco Santander-Chile from next August 1. He will be replaced from that day on by Mr. Román Blanco Reinosa, an executive with vast experience in the Santander Group. Notwithstanding the foregoing, Mr. Mata will continue collaborating for the time necessary to carry out an adequate transition.

	The foregoing was approved in an extraordinary meeting of the Banco Santander-Chile board of directors held today, thanking Mr. Miguel Mata for his contribution to the bank and Grupo Santander in Chile.
08-09-2022	**Placement of securities in international and/or national markets** On today's date, September 8, 2022, and with a settlement date of September 15, 2022, a bond was issued in Japanese yen through our EMTN program for an amount of JPY 3,000,000,000, with maturity on September 15, 2025 at a placement rate of 0.65%.
09-09-2022	**Essential fact of the company- Others** In accordance with the provisions of articles 9 and 10 of Law No. 18,045, on the Securities Market and the provisions of Chapter 18-10 of the Updated Compilation of Regulations, it is reported that by virtue of Exempt Resolution No. 4949 issued with dated August 4, 2022 by this commission, Banco Santander Chile has been sanctioned with a fine of UF 1,500 for violation of section 1.1.2 of Chapter 12-15 of the Updated Compilation of Regulations in relation to the provisions of article 83 of the General Law of Banks, for exceeding on March 31, 2021, the global regulatory limit for deposits in banks or financial institutions abroad, situation corrected the following day. After having presented a replacement in this regard, said resolution was confirmed by that Commission through Exempt Resolution No. 5625, dated September 2 just last. Finally, we inform you that once the information has been disclosed in the press, we will send that Commission a copy of the publication made.
23-09-2022	**Placement of securities in international and/or national markets** On today's date, September 23, 2022, the placement of dematerialized and bearer bonds was carried out by the Bank in the local market, and on September 26, 2022, the settlement will be carried out, charged to the line registered in the Securities Registry of the CMF under number 11-6/2017 dated October 12, 2017. The specific conditions of the aforementioned placement were as follows: • Series U-6 Bonds, for a total amount of $8,500 million pesos, maturing on April 1, 2026. The average placement rate of the securities was 7.95%.

Subsequent events

04-10-2022	**Placement of securities in international and/or national markets** On today's date, October 4, 2022, the placement of dematerialized and bearer bonds was carried out by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under number 11 -6/2017 dated October 12, 2017. The specific conditions of the aforementioned placement were as follows: • Series U-6 Bonds, for a total amount of $14,200 million pesos, maturing on April 1, 2026. The average placement rate of the securities was 8.38%.
10-19-2022	**Placement of securities in international and/or national markets** On today's date, October 19, 2022, the placement of dematerialized and bearer bonds was carried out by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under number 11 -6/2017 dated October 12, 2017. The specific conditions of the aforementioned placement were as follows: - Series U-6 Bonds, for a total amount of $11,000 million pesos, maturing on April 1, 2026. The average placement rate of the securities was 7.58%.
20-10-2022	**Placement of securities in international and/or national markets** On today's date, October 20, 2022, the placement of dematerialized and bearer bonds was carried out by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under number 11 -6/2017 dated October 12, 2017. The specific conditions of the aforementioned placement were as follows: - Series U-6 Bonds, for a total amount of $2,000 million pesos, maturing on April 1, 2026. The average placement rate of the securities was 7.58%.
21-10-2022	**Placement of securities in international and/or national markets** On today's date, October 21, 2022, the placement of dematerialized and bearer bonds was carried out by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under number 10-2016 dated August 11, 2016. The specific conditions of the aforementioned placement were as follows: - Series T-20 Bonds, for a total amount of UF5 million, maturing on February 1, 2034. The average placement rate of the securities was 3.25%.
25-10-2022	**Placement of securities in international and/or national markets** On today's date, October 25, 2022, the placement of dematerialized and bearer bonds was carried out by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under number 11 -6/2017 dated October 12, 2017. The specific conditions of the aforementioned placement were as follows: - Series U-6 Bonds, for a total amount of $1,000 million pesos, maturing on April 1, 2026. The average placement rate of the securities was 7.58%.

Annex 2: Balance sheet

Assets	Sept-22	Dec-21	Sept-22/Dec-21
	Ch$ Million		% Chg.
Cash and deposits in banks	2,324,386	2,881,557	(19.3%)
Cash items in process of collection	936,882	390,272	140.1%
Financial assets for trading at fair value through earnings	17,269,782	9,567,818	80.5%
Financial derivative contracts	*17,045,454*	*9,494,470*	***79.5%***
Financial debt instruments	*224,328*	*73,347*	***205.8%***
Financial assets at fair value through other comprehensive income	5,745,250	5,900,796	-2.6%
Financial debt instruments	*5,670,725*	*5,801,378*	***-2.3%***
Other financial instruments	*74,525*	*99,418*	***-25.0%***
Financial derivative contracts for hedge accounting	1,013,807	629,136	61.1%
Financial assets at amortized cost	42,656,575	40,262,247	5.9%
Investments under resale agreements	-	-	***--%***
Financial debt instruments	4,821,429	4,691,730	***2.8%***
Interbank loans, net	*55*	*428*	***-87.2%***
Loans and account receivables from customers-Commercial	*17,893,544*	*17,033,456*	***5.0%***
Loans and account receivables from customers-Mortgage	*15,167,964*	*13,802,214*	***9.9%***
Loans and account receivables from customers-Consumer	*4,773,583*	*4,734,429*	***0.8%***
Investments in associates and other companies	42,652	37,695	13.2%
Intangible assets	97,853	95,411	2.6%
Property, plant and equipment	171,024	190,290	(10.1%)
Assets with leasing rights	180,998	184,528	(1.9%)
Current taxes	239	121,534	(99.8%)
Deferred taxes	298,251	418,763	(28.8%)
Other assets	4,270,029	2,932,813	45.6%
Non-current assets and groups for sale	30,305	22,207	36.5%
TOTAL ASSETS	75,038,033	63,635,077	17.9%

	Sept-22	Dec-21	Sept-22/Dec-21
LIABILITIES	Ch$ Million		% Chg.
Cash items in process of being cleared	823,724	379,934	116.8%
Financial liabilities for trading at fair value through earnings	17,071,011	9,507,031	79.6%
Financial derivative contracts	*17,071,011*	*9,507,031*	***79.6%***
Financial derivative contracts for hedge accounting	2,832,162	1,364,210	107.6%
Financial liabilities at amortized cost	44,764,385	44,063,540	1.6%
Deposits and other demand liabilities	*14,512,729*	*17,900,938*	***(18.9%)***
Time deposits and other time liabilities	*13,776,219*	*10,131,055*	***36.0%***
Obligations under repurchase agreements	*141,284*	*86,634*	***63.1%***
Interbank borrowings	*9,230,732*	*8,826,583*	***4.6%***
Issued debt instruments	*6,901,750*	*6,935,423*	***(0.5%)***
Other financial liabilities	*201,671*	*182,907*	***10.3%***
Obligations for leasing contracts	140,996	139,795	0.9%
Financial instruments of issued regulatory capital	2,386,424	2,054,105	16.2%
Provisions for contingencies	167,716	165,546	1.3%
Provisions for dividend, payment of interest and re-appreciation of financial instruments of issued regulatory capital	223,141	238,770	(6.5%)
Special provisions for credit risk	328,554	288,995	13.7%
Current taxes	37,220	-	--%
Deferred taxes	(0)	91,463	(100.0%)
Other liabilities	2,293,698	1,612,411	42.3%
TOTAL LIABILITIES	**71,069,031**	**59,905,800**	**18.6%**
EQUITY			
Capital	891,303	891,303	0.0%
Reserves	2,815,170	2,557,816	10.1%
Accumulated other comprehensive income	(370,585)	(354,364)	4.6%
Elements that will not be reclassified to earnings	584	576	1.4%
Elements that can be reclassified to earnings	(371,169)	(354,940)	4.6%
Retained earnings from prior years	42,837	0	97329022.9%
Income from the period	706,849	778,933	(9.3%)
Provisions for dividend, payment of interest and re-appreciation of financial instruments of issued regulatory capital	(223,141)	(238,771)	(6.5%)
Total Shareholders' Equity	**3,862,433**	**3,634,917**	**6.3%**
Non-controlling interest	106,569	94,360	12.9%
EQUITY	**3,969,002**	**3,729,277**	**6.4%**
TOTAL LIABILITIES AND EQUITY	**75,038,033**	**63,635,077**	**17.9%**

Annex 3: Income Statement YTD

	Sept-22	Sept-21	Sept-22/Sept-21
	Ch$ Million		% Chg.
Interest income	1,958,166	1,339,471	46.2%
Interest expense	(1,485,892)	(238,420)	523.2%
Net interest income	**472,274**	**1,101,051**	**(57.1%)**
Readjustment income	1,020,622	273,391	273.3%
Readjustment expense	(171,489)	(79,797)	114.9%
Net readjustment income	**849,133**	**193,594**	**338.6%**
Net income from interest and readjustment	**1,321,407**	**1,294,645**	**2.1%**
Fee and commission income	533,000	425,442	25.3%
Fee and commission expense	(234,040)	(171,906)	36.1%
Net fee and commission income	**298,960**	**253,536**	**17.9%**
Financial assets not for trading	(22,606)	(20,472)	10.4%
Result from de recognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	16,814	17,587	(4.4%)
Changes, readjustments and hedge accounting in foreign currency	166,523	97,085	71.5%
Net financial result	**160,731**	**94,200**	**70.6%**
Income from investments in associates and other companies	6,249	1,440	333.9%
Results from non-current assets and non-continued operations	4,327	799	441.5%
Other operating income	2,619	1,056	148.0%
Total operating income	**1,794,293**	**1,645,676**	**9.0%**
Personnel expenses	(314,932)	(298,972)	5.3%
Administrative expenses	(226,468)	(203,043)	11.5%
Depreciation and amortization	(96,177)	(90,465)	6.3%
Impairment of non-financial assets	-	-	--%
Other operating expenses	(87,533)	(83,809)	4.4%
Total operating expenses	**(725,110)**	**(676,289)**	**7.2%**
Operating results before credit losses	**1,069,183**	**969,387**	**10.3%**
Expense for provisions established for credit risk of loans at amortized cost	(280,918)	(238,423)	17.8%
Expense for special provisions for credit risk	(38,060)	(78,813)	(51.7%)
Recovery of written-off loans	65,889	55,687	18.3%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(355)	(657)	(46.0%)
Credit loss expenses	**(253,444)**	**(262,206)**	**(3.3%)**
Net income from ordinary activities before tax	**815,739**	**707,181**	**15.4%**
Income tax	(96,679)	(153,618)	(37.1%)
Consolidated income for the period	719,060	553,563	29.9%
Income attributable to shareholders	**706,849**	**546,565**	**29.3%**
Income attributable to non-controlling interest	12,211	6,998	74.5%

Annex 4: Quarterly results

	3Q22	2Q22	3Q21	3Q22/3Q21	3Q22/2Q22
		Ch$ Million		% Chg.	
Interest income	780,634	662,085	451,499	72.9%	17.9%
Interest expense	(661,496)	(530,757)	(91,359)	624.1%	24.6%
Net interest income	**119,138**	**131,328**	**360,139**	**(66.9%)**	**(9.3%)**
Readjustment income	337,679	447,648	107,211	215.0%	(24.6%)
Readjustment expense	(92,962)	(48,891)	(30,191)	207.9%	90.1%
Net readjustment income	**244,717**	**398,757**	**77,020**	**217.7%**	**(38.6%)**
Net income from interest and readjustment	**363,855**	**530,085**	**437,159**	**(16.8%)**	**(31.4%)**
Fee and commission income	186,936	173,935	156,684	19.3%	7.5%
Fee and commission expense	(79,945)	(79,112)	(66,737)	19.8%	1.1%
Net fee and commission income	**106,991**	**94,823**	**89,947**	**18.9%**	**12.8%**
Financial assets not for trading	36,007	(76,319)	(27,501)	(230.9%)	(147.2%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	701	2,021	15,355	(95.4%)	(65.3%)
Changes, readjustments and hedge accounting in foreign currency	24,767	116,696	37,056	(33.2%)	(78.8%)
Net financial result	**61,475**	**42,398**	**24,910**	**146.8%**	**45.0%**
Income from investments in associates and other companies	1,856	3,033	515	260.4%	(38.8%)
Results from non-current assets and non-continued operations	6,280	(1,053)	(42)	(14985.1%)	(696.4%)
Other operating income	1,378	1,020	316	336.1%	35.1%
Total operating income	**541,835**	**670,307**	**552,805**	**(2.0%)**	**(19.2%)**
Personnel expenses	(106,135)	(111,251)	(98,313)	8.0%	(4.6%)
Administrative expenses	(82,366)	(73,059)	(67,357)	22.3%	12.7%
Depreciation and amortization	(32,094)	(32,469)	(32,141)	(0.1%)	(1.2%)
Impairment of non-financial assets	-	-	-	--%	--%
Other operating expenses	(29,999)	(37,848)	(41,097)	(27.0%)	(20.7%)
Total operating expenses	**(250,594)**	**(254,628)**	**(238,908)**	**4.9%**	**(1.6%)**
Operating results before credit losses	**291,241**	**415,679**	**313,897**	**(7.2%)**	**(29.9%)**
Expense for provisions established for credit risk of loans at amortized cost	(78,223)	(116,081)	(69,420)	12.7%	(32.6%)
Expense for special provisions for credit risk	(33,263)	(1,879)	(33,999)	(2.2%)	1670.2%
Recovery of written-off loans	20,643	27,146	20,013	3.1%	(24.0%)
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	1	(341)	(732)	(100.1%)	(100.3%)
Credit loss expenses	**(90,842)**	**(91,155)**	**(84,138)**	**8.0%**	**(0.3%)**
Net income from ordinary activities before tax	**200,399**	**324,525**	243539	**(17.7%)**	**(38.2%)**
Income tax	(10,533)	(35,036)	(50,034)	**(78.9%)**	**(69.9%)**
Consolidated income for the period	**189,866**	**289,488**	**179,713**	**5.6%**	**(34.4%)**
Income attributable to shareholders	**185,592**	**285,514**	**176,496**	**5.2%**	**(35.0%)**
Income attributable to non-controlling interest	4,274	3,974	3,217	32.9%	7.6%

Annex 5: Quarterly evolution of main ratios and other information

Ch$ Million	3Q21	4Q21	1Q22	2Q22	3Q22
Loans					
Consumer loans	4,856,975	4,999,247	5,023,362	5,100,573	5,044,757
Residential mortgage loans	13,354,321	13,876,175	14,158,430	14,723,306	15,270,088
Commercial loans	17,539,430	17,752,864	17,667,895	18,408,272	18,609,122
Interbank loans	6,102	418	-	12	55
Total loans (including interbank)	**35,756,829**	**36,628,704**	**36,849,688**	**38,232,162**	**38,924,022**
Allowance for loan losses	(938,608)	(958,761)	(966,603)	(1,016,473)	(1,014,351)
Total loans, net of allowances	**34,818,221**	**35,669,943**	**35,883,085**	**37,215,690**	**37,909,671**
Deposits					
Demand deposits	17,367,117	17,900,917	16,880,011	15,725,629	14,512,729
Time deposits	12,489,856	10,131,056	10,159,808	11,893,299	13,776,219
Total deposits	29,856,973	28,031,973	27,039,819	27,618,928	28,288,948
Mutual funds (Off balance sheet)	8,853,114	7,891,967	7,770,152	8,012,866	8,362,061
Total customer funds	38,710,087	35,923,940	34,809,971	35,631,794	36,651,009
Loans / Deposits[1]	**89.7%**	**95.2%**	**101.9%**	**101.0%**	**101.2%**
Average balances					
Avg. interest earning assets	43,656,767	45,605,797	46,154,798	47,228,915	48,869,125
Avg. Loans	35,275,940	36,193,345	36,642,562	37,470,231	38,313,718
Avg. assets	60,483,596	64,091,888	61,691,305	65,505,470	71,982,431
Avg. demand deposits	17,632,050	17,708,223	17,222,801	16,629,112	14,935,651
Avg equity	3,357,088	3,480,832	3,676,692	3,606,745	3,635,859
Avg. free funds (demand plus equity)	20,989,138	21,189,055	20,899,493	20,235,856	18,571,510
Capitalization					
Risk weighted assets	34,985,597	37,936,332	36,483,249	38,370,970	39,153,192
Tier I (Shareholders' equity)	3,897,210	4,466,412	4,712,539	4,714,419	5,033,598
Tier II	1,055,390	1,310,419	1,426,781	1,499,637	1,546,571
Regulatory capital	4,952,600	5,776,831	6,139,321	6,214,056	6,580,169
Core Capital ratio	**9.6%**	**9.2%**	**10.4%**	**9.6%**	**10.1%**
Tier I ratio	**11.1%**	**11.8%**	**12.9%**	**12.3%**	**12.9%**
Tier II ratio	**3.0%**	**3.5%**	**3.9%**	**3.9%**	**4.0%**
BIS ratio	**14.2%**	**15.2%**	**16.8%**	**16.2%**	**16.8%**
Profitability & Efficiency					
Net interest margin (NIM)[2]	**4.0%**	**4.4%**	**3.7%**	**4.5%**	**3.0%**
Efficiency ratio[3]	43.2%	35.9%	37.8%	38.0%	43.8%
Costs / assets[4]	1.6%	1.4%	1.4%	1.6%	1.4%
Avg. Demand deposits / interest earning assets	40.4%	38.8%	37.3%	35.2%	30.6%
Return on avg. Equity	**21.0%**	**26.7%**	**25.6%**	**31.7%**	**20.4%**
Return on avg. Assets	1.2%	1.5%	1.5%	1.7%	1.0%
Return on RWA	2.1%	2.5%	2.6%	2.9%	2.2%

Ch$ Million	3Q21	4Q21	1Q22	2Q22	3Q22
Asset quality					
Impaired loans[5]	**1,663,906**	**1,652,788**	**1,646,745**	**1,783,876**	**1,728,314**
Non-performing loans (NPLs) [6]	**438,248**	**449,835**	**439,530**	**559,508**	**655,007**
Past due loans[7]	273,156	248,902	262,225	274,705	282,369
Loan loss reserves	(938,608)	(958,761)	(966,603)	(1,016,473)	(1,014,351)
Impaired loans / total loans	4.7%	4.5%	4.5%	4.7%	4.4%
NPLs / total loans	1.2%	1.2%	1.2%	1.5%	1.7%
PDL / total loans	0.8%	0.7%	0.7%	0.7%	0.7%
Coverage of NPLs (Loan loss allowance / NPLs)	214.2%	213.1%	219.9%	181.7%	154.9%
Coverage of PDLs (Loan loss allowance / PDLs)	343.6%	385.2%	368.6%	370.0%	359.2%
Risk index (Loan loss allowances / Loans) [8]	2.6%	2.6%	2.6%	2.7%	2.6%
Cost of credit (prov expense annualized / avg. loans)	1.0%	1.3%	0.8%	1.0%	0.9%
Clients and service channels (#)					
Total clients	4,015,157	4,116,301	4,183,188	4,028,551	4,024,633
Digital clients	1,933,581	2,016,947	1,996,386	1,964,191	1,994,206
Current account holders (including Superdigital)	2,004,722	2,184,012	2,282,296	2,395,718	2,489,632
Branches	339	326	324	310	306
ATMs (includes depositary ATMs)	1,259	1,338	1,433	1,469	1,483
Employees	10,018	9,988	9,854	9,541	9,417
Market information (period-end)					
Net income per share (Ch$)	**0.94**	**1.23**	**1.25**	**1.52**	**0.98**
Net income per ADR (US$)	**0.46**	**0.58**	**0.64**	**0.66**	**0.41**
Stock price	40.63	34.25	44.31	37.05	33.82
ADR price	19.77	16.29	22.59	16.29	14.01
Market capitalization (USCh$ million)	9,224	7,674	10,661	7,750	6,789
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other Data					
Quarterly UF inflation rate[9]	1.3%	3.0%	2.4%	4.3%	3.5%
Central Bank monetary policy reference rate (nominal)	1.5%	4.0%	7.0%	9.0%	10.8%
Observed Exchange rate (Ch$/US$) (period-end)	811.46	854.48	784.19	922.12	969.28

1. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. NIM = Net interest income annualized divided by interest earning assets
3. Efficiency ratio =Operating expenses / Operating income
4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
6. Capital + future interest of all loans with one installment 90 days or more overdue.
7. Total installments plus lines of credit more than 90 days overdue.
8. Based on internal credit models and CMF guidelines. Banks must have a 100% coverage of risk index.
9. Calculated using the variation of the Unidad de Fomento (UF) in the period.